Exhibit 1.1

NORDION INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED OCTOBER 31, 2010

January 20, 2011
Ottawa, Canada

TABLE OF CONTENTS

1.       PRELIMINARY NOTES

1.1.            Interpretation

1.2.            Items Affecting the Comparability of Financial Information of Prior Years

1.3.            Documents Incorporated by Reference

1.4.            Caution Regarding Forward-looking Statements

2.       CORPORATE STRUCTURE

2.1.            Jurisdiction of Incorporation

2.2.            Current Organization

2.3.            Discontinued Operations

3.       GENERAL DEVELOPMENT OF THE BUSINESSES

3.1.            Three-year History and Significant Acquisitions and Divestitures

3.2.            Business Focus

4.       DESCRIPTION OF THE BUSINESS

4.1.            Overview

4.2.            Reportable Operating Segments

4.3.            Medical Isotopes

4.4.            Targeted Therapies

4.5.            Sterilization Technologies

4.6.            Corporate and Other

4.7.            Divested Businesses

4.8.            Customers

4.9.            Employees

4.10.            Significant Investees
4.10.1.               Lumira Capital Corp.

4.11.            Principal Facilities

4.12.            Research and Development

4.13.            Regulatory Compliance

4.14.            Environment, Health, Safety and Governance

5.       RISK FACTORS

6.       SELECTED CONSOLIDATED FINANCIAL INFORMATION

6.1.            Summary Annual Information

6.2.            Capital Structure

6.3.            Dividends and Share Buy backs

6.4.            Ownership and other restrictions

7.       MANAGEMENT’S DISCUSSION AND ANALYSIS

8.       MARKET FOR SECURITIES

8.1.            Trading price and volume

9.       LEGAL PROCEEDINGS AND REGULATORY ACTIONS

9.1.            AECL Arbitration

9.2.            Bioequivalence Studies

10.           DIRECTORS AND OFFICERS

10.1.            Directors

10.2.            Executive Officers

10.3.            Cease Trade Orders, Bankruptcies, Penalties or Sanctions

10.4.            Conflicts of Interest

11.           FINANCE & AUDIT COMMITTEE

11.1.            Composition of Finance & Audit Committee

11.2.            Auditor Service Fees

11.3.            Pre-Approval Policy for External Auditor Services

12.           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

13.           TRANSFER AGENT AND REGISTRAR

14.           MATERIAL CONTRACTS

15.           EXPERTS

16.           ADDITIONAL INFORMATION

SCHEDULE A – NORDION INC. FINANCE AND AUDIT COMMITTEE CHARTER

Appendix A – Position Description of Chair of the Finance & Audit Committee

SCHEDULE B – GLOSSARY

The following are trademarks or registered trademarks of Nordion Inc. or its subsidiaries:

Nordion™; Glucotrace™; Science Advancing Health™; Curicap™; and Agiris™ Nortrack & Design™; Quadra™; and Brevion™ are trademarks of Nordion (Canada) Inc..

 The following are licensed trademarks of Nordion Inc. or its subsidiaries belonging to the companies indicated:

TheraSphere®                                Theragenics Corporation

The following are registered trademarks belonging to the companies indicated:

Azedra™                                Molecular Insight Pharmaceuticals, Inc.
Bexxar®                                GlaxoSmithKline
CardioGen-82™                                Bracco Diagnostics Inc.
Zemiva™                                Molecular Insight Pharmaceuticals, Inc.
Zevalin®                                Cell Therapeutics, Inc.

NORDION INC.
ANNUAL INFORMATION FORM

1.	PRELIMINARY NOTES

1.1.	Interpretation

In this Annual Information Form (AIF), “we”, “us”, “our”, “Nordion”, and “the Company” refer to Nordion Inc., its subsidiaries and joint ventures. On November 1, 2010, the Company changed its name from MDS Inc. to Nordion Inc. In this AIF, all references to specific years are references to the fiscal years of Nordion ended October 31. All references to “$” or “dollars” are references to U.S. dollars and all references to C$ are to Canadian dollars, unless otherwise specified.

Certain terms and abbreviations used in this AIF are defined in Schedule B – Glossary.

1.2.	Items Affecting the Comparability of Financial Information of Prior Years

All financial references in this document, unless otherwise indicated, are based on continuing operations, primarily consisting of Nordion and corporate operations.

During fiscal 2009, the Company sold its Pharma Services Phase II-IV and Central Labs operations. During fiscal 2010, the Company sold its Pharma Services Early Stage and Analytical Technologies operations. Prior to their sale, Phase II-IV, Central Labs and Early Stage operations were operated as a single business unit: Pharma Services. All these operations are reported as discontinued operations. Transactions resulting from the sale of certain business prior to fiscal 2009 are also reflected in discontinued operations, including the Diagnostic Laboratories business, certain early-stage pharmaceutical research services operations, and the Company’s interests in Source Medical Corporation. All financial references for the prior years have been restated to reflect this treatment.

1.3.	Documents Incorporated by Reference

The following documents are incorporated by reference into this AIF:

1.
The audited consolidated financial statements of Nordion for the year ended October 31, 2010, with comparative consolidated financial statements for the final year ended October 31, 2009 reported on by Ernst & Young LLP, Chartered Accountants (2010 Financial Statements) in the 2010 Financial Review;

2.	Management’s Discussion and Analysis of financial condition and results of operations of Nordion for the fiscal year ended October 31, 2010 (2010 MD&A) in the 2010 Financial Review; and

3.	The Management Proxy Circular, dated January 7, 2011, with respect to the March 10, 2011 Annual Meeting of Shareholders of Nordion.

1.4.	Caution Regarding Forward-looking Statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 5 of the AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

2.	CORPORATE STRUCTURE

2.1.	Jurisdiction of Incorporation

Nordion Inc. (formerly MDS Inc.) was incorporated on April 17, 1969 under the laws of the Province of Ontario under the name Medical Data Sciences Limited. The Company changed its name to MDS Health Group Limited in April 1973 and to MDS Inc. in November 1996. On November 1, 2010, the Company changed its name to Nordion Inc. The Company is governed by the Canada Business Corporations Act (CBCA).

The head office of Nordion, and its principal place of business, is located at 447 March Road, Ottawa, Ontario,
K2K 1X8. Nordion relocated its head-office location from 2810 Matheson Boulevard East, Suite 500, Mississauga, Ontario, Canada L4W 4X7 in July 2010.

2.2.	Current Organization

Material operating subsidiaries are defined as those companies that contribute 10% or more of the consolidated revenues or consolidated operating income of Nordion, or account for 10% or more of the consolidated total assets of the Company. As at October 31, 2010, Nordion’s material operating subsidiaries are as shown in the chart below:

Nordion Inc.

                    100%

Nordion (Canada) Inc.

(Canada)

                    100%

MDS Nordion S.A.
(Belgium)

2.3.	Discontinued Operations

During fiscal 2010, Nordion completed the sales of its Analytical Technologies operations and the Early Stage portion of Pharma Services. The Phase I-IV and Central Lab portions of the Pharma Services business were sold in fiscal 2009.

The significant operating subsidiaries and partnerships of the companies listed below, include subsidiaries whose results are reported in discontinued operations in the consolidated financial statements for fiscal 2010, and are referred to hereafter as subsidiaries, with the exception of Applied Biosystems, which is also included under discontinued operations but is accounted for on an equity basis and is referred to hereafter as a joint venture. Nordion beneficially owned, directly or indirectly, 100% of the shares of each of the following operating subsidiaries and a 50% interest in the below-named partnership (page 8) for a portion of fiscal 2010.

Discontinued Operations

•	Analytical Technologies (US) Inc., a Delaware corporation

•	Pharma Services (US) Inc., a Nebraska corporation

•	Pharma Services GB Limited, a company incorporated in England and Wales

•	Pharma Services Central Lab, S.A.S. incorporated in France

•	Applied Biosystems/Analytical Technologies Instruments partnership, an Ontario partnership

3.	GENERAL DEVELOPMENT OF THE BUSINESSES

3.1.	Three-year History and Significant Acquisitions and Divestitures

Nordion is a global specialty health science company that provides market-leading products and services for the prevention, diagnosis and treatment of disease. The Company operates in three market segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies. On November 1, 2010, the Company changed its name from MDS Inc. to Nordion Inc.

In February 2009, the Board of Directors formed a Special Committee to review strategic alternatives to enhance shareholder value. In September 2009, the Company announced a strategic repositioning that it believed would provide the greatest opportunity to unlock the value of the Company’s businesses in the near-term. The strategic review also considered the significant negative impact on the business from the economic downturn, and the unexpected and prolonged shutdown of the Atomic Energy of Canada Limited’s (AECL) National Research Universal (NRU) reactor, which began in May 2009 (restarting in August 2010).

Significant events relating to the strategic repositioning in fiscal 2010 included the divestitures of Analytical Technologies and Pharma Services Early Stage operations, repayment of the Company’s remaining outstanding senior unsecured notes, completion of a substantial issuer bid, and the move of the corporate headquarters from Toronto, Canada to Ottawa, Canada.

Key events of fiscal 2010

January 8, 2010	Steve West appointed as Chief Executive Officer of the Company
January 29, 2010	The Company completed the divestiture of the MDS Analytical Technologies for a purchase price of $623 million in cash
February 1, 2010	William D. Anderson became Chairman of the Company’s Board of Directors Peter Dans became Chief Financial Officer of the Company
February 3, 2010	The Company repaid in full its remaining outstanding senior unsecured notes for $223 million
March 8, 2010	The Company completed the divesture of Pharma Services Early Stage for $45 million
March 11, 2010	The shareholders of the Company approved a special resolution authorizing the change of the Company’s name to Nordion Inc. at the Company’s 2009 Annual and Special Meeting of Shareholders
March 29, 2010

The Company repurchased and cancelled 52,941,176, or 44%, of the issued and outstanding Common shares, at a purchase price of $8.50 per Common share for a total cost of
$450 million under a substantial issuer bid

July 8, 2010

The Company completed the move of its headquarters from Toronto, Canada to Ottawa, Canada

The Company announced the signing of new contract with customer Lantheus Medical Imaging, Inc. (Lantheus) to purchase the Company’s molybdenum-99 (Mo-99) supply

July 15, 2010	The Company announced its intent to restructure its operations in Belgium related to the Glucotrace and radiochemical product lines
August 13, 2010	The Company announced the extension of its existing cobalt-60 (Co-60) supply agreement with Ontario Power Generation until 2020.
August 17, 2010	The NRU reactor returned to operation and the Company resumed its role in the medical isotope supply chain.
September 23, 2010

The Company entered into a framework agreement with Isotope, the authorized subsidiary of Rosatom State Corporation. Under the framework agreement, the Company signed a 10-year agreement for the supply of Mo-99.

On December 2, 2010, subsequent to its fiscal year end, Nordion announced that it had signed a non-binding letter of agreement with Best Medical International Inc. for the divestiture of MDS Nordion S.A., its Belgium-based operations.

2009

In May 2009, AECL’s NRU reactor was shut down as a result of a heavy water leak in the reactor vessel. Nordion was unable to secure an alternate source of the primary medical isotope Mo-99 while the NRU reactor was shut down. NRU reactor-supplied isotopes had historically contributed approximately $4 million per month of operating income. The NRU reactor remained out of service for 15 months, until August 2010.

Nordion began manufacturing CardioGen-82™, a Positron Emission Tomography cardiac imaging product for Bracco Diagnostics Inc. (Bracco).

Also during the year, the strategic repositioning of the Company resulted in the sale of Pharma Services Phase II-IV (Phase II-IV) to INC Research, Inc. (INC) for $50 million and Pharma Services Central Labs (Central Labs) to Czura Thornton for $6 million.

2008

On May 16, 2008, the Government of Canada and AECL unilaterally announced that the MAPLE project would be discontinued without disclosing a long-term plan for the supply of medical isotopes beyond an intent to extend the license of the NRU reactor to 2016. In July 2008, Nordion commenced arbitration against AECL and filed a
C$1.6 billion court claim against AECL and the Government of Canada to compel them to fulfill their contractual obligation to bring the MAPLE Facilities into service. (See Section 4.3 – Medical Isotopes).

Also during 2008, Nordion sold its external beam therapy and self-contained irradiator product lines to Best Medical International Inc.

Within the Company’s discontinued operations, the Company closed several Pharma Services offices, reduced headcount in various businesses and continued to transition the Analytical Technologies primary manufacturing base to Asia.

3.2.	Business Focus

Nordion is a global specialty health science company that provides market-leading products and services for the prevention, diagnosis and treatment of disease. The Company operates in three market segments: Medical Isotopes, Targeted Therapies, and Sterilization Technologies.

Nordion’s key strategic initiatives are to maximize the value of the core business, drive commercial excellence, and cultivate sustainable growth through disciplined investment. The Company’s business strategy builds upon its core competencies in manufacturing, logistics, distribution and regulatory capabilities and leverages its investments in human capital and an extensive distribution infrastructure. Nordion also aims to maximize financial returns through value-focused pricing and reliable supply. Nordion’s growth strategy is to make disciplined product investments in opportunities that provide sustainable returns, particularly in current and adjacent product areas.

4.	DESCRIPTION OF THE BUSINESS

4.1.	Overview

Nordion’s three businesses, Medical Isotopes, Targeted Therapies and Sterilization Technologies, revolve around the development, manufacturing and distribution of radioactive isotopes to produce products for the prevention, diagnosis and treatment of disease. For the 12-month period ended October 31, 2010, Nordion’s consolidated revenues were $240.4 million compared with $231.3 million for the 12-month period ended October 31, 2009.

As of October 31, 2010, Nordion distributed its products in more than 60 countries.

4.2.	Reportable Operating Segments

Nordion operates and reports with three business segments: Medical Isotopes, Targeted Therapies and Sterilization Technologies, as well as certain corporate functions and activities reported as Corporate and Other.

As a result of a strategic repositioning that took place over fiscal 2009 and fiscal 2010, the Company reports Pharma Services and Analytical Technologies as discontinued operations in the Consolidated Statements of Operations for all periods presented therein.

4.3.	Medical Isotopes

Nordion is a global supplier of medical isotopes and is viewed as a leader in this market segment of the nuclear medicine industry. The most common uses of medical isotopes are in cardiology to diagnose and assess risk in patients with coronary artery heart disease, and in oncology to detect, stage and treat cancer. Approximately 30 million nuclear medicine procedures are performed each year world-wide.

Historically, revenue growth for medical isotopes has generally been in line with the overall increase in health-care spending and population growth – both of which have an impact on the growth in the utilization of diagnostic tests. Sales of medical isotopes do not follow any notable seasonal patterns or other cycles, and demand is relatively constant. The short half-life of the isotopes used for medical purposes limits the ability of any market participant to build significant inventories.

For the 12-month period ended October 31, 2010, Medical Isotope revenue was $58.0 million compared with
$94.4 million for the 12-month period ended October 31, 2009.

Product Overview and Industry Background

A radioactive isotope, or radioisotope, is a form of a chemical element that emits radiation during its decay to a stable form. Radioisotopes have important uses in medical diagnosis, treatment, and research, and are referred to as medical isotopes. Medical isotopes can be used in medical imaging and targeted therapies.

In medical imaging, isotopes are used because of their ability to assist in such diagnostic procedures as Single Photon Emission Computed Tomography (SPECT) and Positron Emission Tomography (PET). Isotopes used in medical imaging decay relatively rapidly and emit energy photons that can be detected by SPECT or PET cameras. When formulated in combination with chemical compounds that are attracted to, or accumulate in, particular cells, these isotopes can aid physicians to create images of tissues and organs of the body. These images can then be used in the identification and treatment of disease. Certain isotopes can be used alone to deliver radiation therapy directly to cancerous cells.

Processing raw medical isotopes into a form suitable for the intended medical use is highly specialized. Many medical isotopes have a half-life, or the time it takes for half the material to decay, of several hours to several days. While this is an important medical characteristic, it imposes constraints on the manufacturing process and the logistics procedures needed to deliver refined product to an end-user. Security of supply is a key customer concern due to the short lifespan of the products; hence, efficient and safe transportation systems are vital components of the business. The Company believes these factors create barriers of entry to potential competitors.

Products/Services

Nordion’s sources of medical isotopes are nuclear reactors and cyclotrons. Nuclear reactors are commonly used to generate electricity, however, the nuclear reactors that produce medical isotopes are smaller reactors. The reactors currently used to produce the majority of the global supply of medical isotopes are research reactors that are used for multiple purposes, including research and isotope production. These research reactors are generally owned by government entities in the countries in which they operate. Nuclear reactors produce energy and isotopes through the fission of reactor fuel, which typically contains Uranium-235 (U-235).

Cyclotrons are machines that use electricity to accelerate subatomic particles in a circular path to increase its energy. Cyclotrons come in various sizes and are generally owned by the medical isotope producer. Academic or government-owned cyclotrons that are used for research may also be used in medical isotope production. Medical isotopes are produced by placing material, commonly referred to as a target, in a reactor or cyclotron. When the target is irradiated (bombarded by particles from a reactor or cyclotron), a physical reaction occurs that changes a portion of the target material into a radioisotope.

Nordion’s primary product is Mo-99, which is produced in a nuclear reactor. After Nordion processes the Mo-99, it is sold to the Company’s customers as a medical isotope. Mo-99 naturally decays into Technetium-99 (Tc-99m), the isotope that is combined with chemical compounds to form radiopharmaceuticals that are used in imaging procedures to diagnose heart disease and certain forms of cancer. Tc-99m is the most widely used diagnostic medical isotope in the world. Approximately 80 percent of nuclear medicine procedures performed each year use Tc-99m.

The targets used to produce Mo-99 are made from U-235, which produces Mo-99 as one of its isotopes when it goes through radioactive decay. Uranium targets used in isotope production are classified as highly enriched uranium (HEU) or low enriched uranium (LEU), which differ in the concentration of U-235 contained in the material. Material with a content of U-235 below 20 percent is considered to be LEU. Up to 2010, Mo-99 was produced in reactors using targets made from HEU (see Section 4.3 Medical Isotopes – Recent Industry Trends). Mo-99 can also be generated from LEU targets, by irradiating other material in a nuclear reactor or irradiating material using cyclotrons or other accelerators.

Other key reactor-based isotopes include Xenon-133 (Xe-133) (used in lung scans), Iodine-131 (I-131) (used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma), Iodine-125 (I-125) and Palladium-103 (Pd-103) (used to treat prostate cancer), and Yttrium-90 (Y-90) (used to treat non-Hodgkin’s lymphoma).

Nordion purchases reactor-based medical isotopes in an unfinished, non-purified form, and transports them to its facilities in Ottawa, Canada for further processing. Nordion’s principal source of such isotopes is the NRU reactor.

Medical isotopes are typically sold in curies or fractions of curies. A curie is a measure of the amount of radioactivity of an isotope.

Reactor-based isotopes accounted for approximately 60% and 80% of Medical Isotopes revenue in fiscal 2010 and fiscal 2009, respectively.

Nordion also manufactures and processes cyclotron-based isotopes including Iodine-123 (I-123) (used to diagnose thyroid disease), Thallium-201 (Tl-201) (used to diagnose and assess risk of coronary artery heart disease), Indium-111 (In-111) and Gallium-67 (Ga-67) (In-111 and Ga-67 are used to diagnose cancer) at its facilities in Vancouver, Canada.

Nordion purifies medical isotopes using its proprietary manufacturing processes to meet the regulatory requirements for incorporating active pharmaceutical ingredients into radiopharmaceuticals. The medical isotopes are shipped in highly specialized proprietary containers to customers around the world primarily using air transportation.

Recent Industry Trends

Nordion’s Medical Isotopes segment is impacted by both the global demand for drugs for the diagnosis and treatment of disease as well as events within the medical isotopes industry.

Some of the key drivers that are increasing the global demand for drugs, including those drugs that utilize medical isotopes, include: the improvement of health-care systems and standards in developing countries, including increased access and reimbursement for medical procedures and treatments in these countries; the aging of the population, particularly in many of the developed countries; and increased incidence of chronic disease and disease related to obesity and other factors.

There are also a number of factors that are reducing global demand, particularly for radiopharmaceuticals. There has been an increased focus in the medical community on reducing the amount of exposure to radiation, which may reduce the number of scans that are performed. There is also an increasing focus on the criteria used by physicians in referring patients for scans, with an emphasis on ensuring that only those patients who truly need a scan receive one.

Governments in the U.S., Canada, Europe and elsewhere in the world have recognized the benefits of medical procedures that help provide for early diagnosis of disease and generally support reimbursement of these procedures, which in turn encourages use by physicians and patients. In 2010, the Medical Isotopes industry was affected by significant events and trends, as described below.

Medical Isotope Supply and Demand

The use of medical isotopes was affected by a global medical isotope supply shortage during 2010.

The majority of the global commercial supply of medical isotopes has historically been produced by five nuclear multi-purpose research reactors, all of which are more than 40 years old. These reactors are the AECL’s NRU reactor in Chalk River, Canada; the European Commission’s High Flux Reactor (HFR) in Petten, Netherlands; the Centre d’Etude de l’Energie Nucléaire’s Belgian Nuclear Radiopharmacy Centre (BR2) in Mol, Belgium; the Commissariat a l’Energie Atomique’s Osiris reactor in Saclay, France, and the Nuclear Energy Corporation of South Africa’s (NECSA) SAFARI-1 reactor in Pelindaba, South Africa. The key isotope produced by these reactors is Mo-99.

Over the past several years, two of these reactors – the NRU reactor in Canada and the HFR in the Netherlands – have each been shut down for extended periods of time. The most recent shutdown of the NRU reactor occurred in
May 2009, and came back online in August 2010. The HFR was out of service from February 2010 to September 2010. Historically, the NRU reactor and HFR have supplied the majority of medical isotopes globally. As a result of these shutdowns, there have been several periods during which there has been a global shortage in the supply of medical isotopes, and in particular, of Mo-99.

During this supply shortage, a number of changes took place in the medical isotope market negatively impacting global demand for Mo-99. These include:

•	cancelling or deferring patient procedures;
•	using alternate products, such as Tl-201, or methods, including PET scans;
•	optimized utilization of Mo-99 through matching the scheduling of patients with receipt of product;
•	efficiencies gained in the manufacture, distribution and dispensing of the product; and
•	increased pricing of Mo-99 compared with historical levels.

In addition to the Mo-99 market being negatively impacted by lower overall demand, the following items have specifically impacted demand for Nordion’s products:

•
demands on our customers to diversify their supply. Historically, customers purchased all or a large majority of their Mo-99 requirements from Nordion; now, however, they purchase a portion of their requirements from the Company;

•	multi-year commitments certain of Nordion’s customers were required to make with competitors to secure purchases of Mo-99 while the NRU reactor was shutdown;

•	changes in certain of the Company’s customers’ share of their segment of the market; and

•	increased availability of Mo-99 in the market.

While the NRU reactor was shut down for the 15-month period, certain other reactors that historically were part of the global supply of medical isotopes increased their production levels. In addition, to help mitigate some of the shortage of Mo-99, reactors in Poland, Czechoslovakia and Australia that were capable of producing medical isotopes, began to export or domestically supply Mo-99, although at relatively small volumes.

Since the NRU reactor and HFR restarted production, there has been sufficient supply to meet demand. In the cases where other products and methods were being used, their use has largely reverted to Mo-99-based products. Nordion believes, however, that many of the changes negatively impacting global demand, as described above, have continued, resulting in a reduction of the global demand for Mo-99, compared with the period prior to the shut-down of the NRU reactor in May 2009.

As previously noted, irradiating HEU is currently the most prevalent way to produce Mo-99. Many countries, led by the U.S., are working to eliminate the export and use of HEU and convert to LEU due to concerns over the proliferation of nuclear weapons and safety.

In this regard, in November 2009, Bill H.R. 3276, also known as, the American Medical Isotopes Production Act, was passed by the House of Representatives. Included in H.R. 3276 are provisions related to phasing out the export of all HEU for use in making medical isotopes within a decade. The Bill calls for the appropriation of $163 million over the next four years to support this new program. In addition, the U.S. government is targeting to have a least 50% of U.S. domestic supply of Mo-99 from suppliers that do not use HEU in their processes. Bill H.R. 3276 never became law, however, a new bill with similar objectives may be introduced in the future. Projects to provide new supply, which currently are at various stages from assessment to implementation, include converting existing reactors to produce Mo-99, converting reactors from the use of HEU to LEU, developing new reactors or other technologies, and building new processing facilities.

Governments of several countries have been increasing the funding of domestic and foreign projects both to support reliable isotope supply and the conversion to non-HEU-based supply of Mo-99. During 2010, actions taken by Canadian, U.S. and other governments in an attempt to mitigate future risk to domestic supply of medical isotopes, included the following:

•
The Canadian federal government put forward a C$35 million grant for alternative non-reactor-based methods of Tc-99m production. The projects will study cyclotron and linear accelerator technologies to better understand their commercial viability and to attract private sector investment;

•
The Canadian federal government announced C$294 million to be set aside to help maintain the production of medical isotopes at AECL, the repair and restart of the NRU reactor, as well as perform health and safety upgrades to the Chalk River Laboratories.

•	NTP Radioisotopes, a subsidiary of NECSA, delivered the first shipment of the LEU-based Mo-99 to Lantheus, Nordion’s largest customer.
•	NTP Radioisotopes announced it had been awarded $25 million from the U.S. government to support development of technology for commercial production of Mo-99 from LEU.
•	The U.S. National Nuclear Security Administration stated that the U.S. government was seeking to impose deterrents against Mo-99 made from HEU.
•	In December 2010, the U.S. Department of Energy and Russia’s state nuclear company, Rosatom, signed an agreement to jointly study the feasibility of converting Russia’s research reactors to LEU fuel.

As a result of the disruptions of medical isotope supply and the potential impact of the focus on conversion to non-HEU-based medical isotopes, the medical-isotope industry is working toward developing new technologies for viable long-term supply alternatives to produce medical isotopes, alongside the use of additional medical isotopes produced by methods other than nuclear reactors, including cyclotrons. While it would take from three to ten years for most of these projects to be completed, if they were all completed, Nordion expects there would be a surplus in supply relative to demand.

Nordion’s Supply of Medical Isotopes

NRU Reactor and MAPLE Facilities

Nordion’s principal source of Mo-99 is the existing NRU reactor located in Chalk River, Canada, which is owned and operated by AECL. The NRU reactor is currently licensed until 2011. The Government of Canada announced in
May 2008 that it had asked AECL to pursue the extension of the NRU reactor operation beyond 2011. This license would typically be renewed for a five-year period. While the Government of Canada has publicly stated a commitment to support license renewal, there can be no assurance of renewal, or of the time period of such a renewal. It is critical that AECL obtain an extension of the site license to maintain supply of medical isotopes.

In 1991, Nordion acquired the Nordion business from the Government of Canada. At that time, Nordion assumed an existing 1988 isotope supply agreement (the 1988 Agreement) between Nordion and AECL, a Canadian Crown corporation. The 1988 Agreement provided for the supply of isotopes from AECL to Nordion for a maximum of
23 years. The isotopes were being produced at the AECL’s NRU reactor, and were eventually to be produced from a new AECL-owned reactor called MAPLE X, which was to be constructed and operated within this period to provide Nordion with the assurance of a long-term supply of isotopes. The obligation to build MAPLE X became the subject matter of a dispute between Nordion, AECL and the Government of Canada in 1993 to 1994, which resulted in Nordion entering a new agreement with AECL in 1996 (the 1996 Agreement).

The 1996 Agreement, which replaced the 1988 Agreement, provided for ongoing interim supply from the NRU reactor, and provided for AECL to design, develop, construct and operate two nuclear reactors and a processing centre (the MAPLE Facilities), which were to be owned by Nordion. The MAPLE project was intended to replace the majority of the isotope-producing capacity of AECL’s NRU reactor, and to also provide a back-up source of supply. AECL agreed to provide interim supply of medical isotopes from the NRU reactor until the MAPLE Facilities were operational. The MAPLE Facilities were required to achieve certain operational criteria by the year 2000 at a planned cost to Nordion of C$145 million.

By 2005, the project had not yet been completed and the costs had more than doubled, with Nordion’s investment exceeding C$350 million. To address those issues, in March 2005, the Company entered into mediation with AECL related to disputes arising from the 1996 Agreement. In February 2006, both parties agreed to a new agreement (the 2006 Agreement) under which Nordion exchanged all of its ownership rights and obligations in the MAPLE Facilities for a new 40-year long-term supply of isotopes to be produced in the now AECL-owned MAPLE Facilities. AECL also acquired $46 million of raw material inventory (Mo-99 targets) from Nordion, which are used to produce medical isotopes. In return, Nordion received a cash payment of $22 million and a non-interest bearing note receivable for
$46 million. In addition, the interim supply agreement in the 1996 Agreement was exchanged for essentially the same interim supply agreement in the 2006 Agreement. Under the 2006 Agreement, AECL assumed complete ownership of the MAPLE Facilities and took responsibility for all costs associated with completing the facilities and all associated ownership responsibilities including maintenance, repair, production of isotopes, and decommissioning of the MAPLE Facilities. The MAPLE Facilities were required to meet certain operational criteria by October 31, 2008 as specified in the 2006 Agreement. The parties retained certain rights related to existing claims. The terms of this agreement are the subject of the Company’s current dispute with AECL and the Government of Canada as discussed below (see page 15).

On May 16, 2008, AECL and the Government of Canada announced their intention to discontinue AECL’s work on the MAPLE Facilities located at its Chalk River, Canada laboratories, effective immediately. Nordion was neither consulted nor informed in advance by AECL or the Government of Canada about their decision. Prior to its May 16, 2008 announcement, AECL had consistently maintained in regular project review meetings with the Company that it would complete the MAPLE Facilities. AECL’s announcement and position represents a different perspective on AECL’s obligations than that held by Nordion.

On July 8, 2008, Nordion served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada. Nordion is seeking against AECL (i) damages in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement; and (ii) interim, interlocutory and final orders directing AECL to continue to supply radioisotopes under a certain agreement, i.e., the 2006 Agreement, pending any final judgment and completion of the MAPLE Facilities; and, against the Government of Canada, Nordion is seeking (i) damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement; (ii) an order that Nordion may set off the damages owing to it by the Government of Canada as a result of the Government’s conduct set out herein against any amounts owing by Nordion to the Government of Canada under the Facilities Development and Construction Funding Agreement (FDCFA), a  loan agreement between the Government of Canada and Nordion for C$100 million; and (iii) an interim and interlocutory order suspending any payments that may be owing to the Government of Canada under the FDCFA pending the determination of the issues in this litigation and an interim or interlocutory order requiring the return of all security instruments delivered in connection with the FDCFA.

AECL and the Government of Canada also announced on May 16, 2008 that their decision to discontinue the MAPLE Facilities project would not impact the current supply of medical isotopes; that AECL would continue to supply medical isotopes using the NRU reactor; and that AECL would pursue an extension of the NRU reactor operation beyond the expiry date of its current license of October 31, 2011.

While Nordion supports the decision to pursue an extension of the license, the Company believes the approach does not adequately address long-term supply. It is the Company’s position that AECL has breached its contract with Nordion, and the Company believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 Agreement. Nordion’s current focus is on the confidential arbitration proceedings. However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature and the range of remedies that may be awarded under the arbitration and/or lawsuit if Nordion is successful in its claim, the Company is unable to project a specific outcome related to the resolution of this dispute.

Hearings for the arbitration are expected to continue into the second half of fiscal 2011, and the Company expects a decision from the arbitration panel thereafter. Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

As previously noted, the NRU reactor restarted the production of medical isotopes in August 2010, following a
15-month shutdown for the repair of the reactor vessel. Based on regulatory requirements, the NRU reactor is required to shut down for an extended period for inspections. These shutdowns are currently estimated by AECL to last approximately one month and occur once per year. After approximately one week of shutdown, Nordion expects to not have Mo-99 to ship to its customers. This impacts the Company’s ability to continuously supply customers.

Framework Agreement with JSC Isotope

On September 23, 2010, the Company announced it had signed a framework agreement with Isotope, an Open Joint Stock Company and the authorized subsidiary of Russia’s Rosatom State Corporation. The framework agreement allows Nordion and Isotope to explore and define areas of collaboration in the field of supply, marketing and sale of isotopes, including medical isotopes produced in Russia.

The framework agreement is intended to facilitate the collaboration and build the business relationship between Nordion and Isotope. The collaboration may result in the creation of joint ventures, supply agreements or other mutually beneficial supply arrangements, in order to efficiently sell isotopes outside of Russia. The agreement extends over an initial 10-year period.

Under the terms of a supply agreement that was signed at the same time as the framework agreement, Isotope will supply Mo-99 to Nordion on an exclusive basis for processing, distribution and sale outside of the Russian Federation. The supply agreement provides Nordion with a new source of Mo-99 for its customer base and strengthens its global supply chain by providing additional supply to help partially offset the impact of the previously described planned shutdowns of the NRU reactor.

The Russian Federation Government and Rosatom State Corporation have invested in both new and existing infrastructure in order to bring on this new Mo-99 capacity. Receipt of supply from Isotope is expected to commence in the first half of fiscal 2011. Initial quantities of supply will be incremental. However, over several years the expectation is to have supply available of up to 20 per cent of global Mo-99 demand to back up Nordion's long-term requirements.

Demand for Nordion’s Medical Isotopes

Lantheus is Nordion’s largest customer, purchasing the majority of the Mo-99 that the Company sells. Lantheus accounted for 9%, 17% and 18% of the Company’s total revenue in fiscal 2010, 2009, and 2008, respectively. The percentages were lower in fiscal 2010 and 2009 due to the shutdown of the NRU reactor for 15 months.

Lantheus has stated that it is proactively implementing a diversification strategy for the supply of Mo-99. During the shutdown of the NRU reactor, Nordion maintained relationships with its customers and, in July 2010, the Company announced it had signed a one-year contract with Lantheus until July 2011 for the supply of Mo-99. Subsequent to the end of fiscal 2010, the Company signed an amendment to its contract with Lantheus. Under the terms of the amended agreement, the contract has been extended until December 31, 2013. After 2012, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market.

Nordion has continued to work with existing customers and has been in discussions with potential new customers to increase future sales Mo-99.

Competition

Significant capital and logistics investments are required to successfully compete in the medical isotope market, and the Company’s view is that its established position is a competitive advantage. Since Mo-99 is the most significant medical isotope on world markets, the majority of competition faced by the Company is in this product. Major competitors are: Covidien Ltd.; Institute National des Radioelements (IRE) of Belgium; and NTP Radioisotopes (Pty) Ltd. (a wholly owned subsidiary of NECSA). Covidien uses the majority of the Mo-99 it produces in its own products, and therefore also competes with Nordion’s customers. Due to past instability in isotope supply, it is possible that new entrants could decide to enter the market and identify alternative modalities for testing, or develop alternative reactor sources of supply to current reactors, including funding initiatives for reactor capacity in the U.S. New entrants likely would require a minimum of three years to build any such facility.

Strategic Achievements

Nordion has developed a strong supply and logistics network to meet current customer demands and continued to seek alternatives for long-term supply of Mo-99 during fiscal 2010. The Company made solid progress in fiscal 2010, announcing it had signed an initial one-year contract to sell Mo-99 to Lantheus, Nordion’s largest customer, and an exclusive supplemental Mo-99 supply agreement with Isotope for the purchase of Mo-99. Subsequent to fiscal 2010, the Company announced it had extended its agreement with Lantheus to three years, until December 31, 2013.

4.4.	Targeted Therapies

Nordion develops and manufactures treatments for various cancers including liver and non-Hodgkin’s lymphomas, which target the disease from within the body with a radiation treatment directed to the tumor.

Nordion’s main Targeted Therapies product is TheraSphere®, which is used in the treatment of inoperable liver cancer. Nordion is also a contract manufacturer for two commercially available radiopharmaceuticals: Bexxar®, a GlaxoSmithKline, Inc. (GSK) product for the treatment of non-Hodgkin’s lymphomas and CardioGen-82™, a cardiovascular PET imaging agent, for Bracco. Sales of Targeted Therapies do not follow any notable seasonal patterns or other cycles, and demand is relatively constant. However, as the products are manufactured and sold in relatively small quantities there may be fluctuations between quarters.

For the 12-month period ended October 31, 2010, Targeted Therapies revenue was $65.6 million compared with
$42.3 million for the 12-month period ended October 31, 2009.

Product Overview and Industry Dynamics

Nordion’s Targeted Therapies segment includes radiotherapeutics products and TheraSphere®, which is considered to be a medical device. The primary use of Targeted Therapies products is the treatment of cancer by delivering radiation-producing isotopes directly in or near diseased tissue, such as a tumor (referred to as radioembolization). This approach provides a higher concentration of radiation treatment directed to the tumor and minimizes both damage to surrounding healthy tissue and unpleasant side effects for the patient that often result from other forms of cancer treatment including external radiation.

According to the International Agency on Research in Cancer, liver cancer remains the fifth most common malignancy in men and the eighth in women worldwide. The life expectancy of a person with liver cancer is less than one year. The number of new cases around the world is estimated to be over 500,000 per year.

Products/Services

TheraSphere®

TheraSphere® is the first product that Nordion has licensed, developed and commercialized to sell directly to healthcare professionals worldwide. It was licensed from Theragenics Corporation in 1995 and commercially developed as a medical device for the targeted treatment of liver cancer. TheraSphere® treatment involves injecting tiny irradiated glass beads that target cancerous tumors in the liver. The radioisotope used in this treatment is Y-90.

Nordion purchases glass beads that contain a target material, which is converted into Y-90 when the beads are irradiated in a research reactor. The Company has arrangements with two research reactors (Missouri University Research Reactor and NTP) for irradiation. The NRU reactor is not used in the production of TheraSphere®. The glass beads are processed and dispensed into unit doses at Nordion facilities and shipped directly to hospitals and clinics globally, for treatment of patients. Nordion has also developed and sells the apparatus that is used to inject the TheraSphere® dose into the patient’s liver, which is referred to as an administration kit.

TheraSphere® Regulatory Status

TheraSphere® is currently authorized by the U.S. Food and Drug Administration (FDA) for use under a humanitarian device exemption (HDE) as a radiation treatment for primary liver cancer or hepatocellular carcinoma (HCC). The HDE status of TheraSphere® enables Nordion to sell and distribute the product to physicians in the U.S., while limiting marketing and promotional activities. In addition, each customer must apply for approval from their hospital’s Institutional Review Board before administering the treatment. The HDE status, among other things, includes requirements related to profitability of the product and the number of incidences of the disease in the U.S.

Nordion’s priority in the U.S. is to obtain a Pre-Market Approval (PMA) from the FDA and is currently evaluating the requirements to do so. In Europe, TheraSphere® received a medical device CE mark in 2006 and is indicated for use in the treatment of HCC and metastatic liver cancer. Therefore, TheraSphere® is fully approved for sale in Europe for all liver cancer indications. TheraSphere® also has full approval in certain other jurisdictions including Canada.

Within Europe, TheraSphere® is approved for reimbursement in Belgium, Germany and the Lombardy region in Italy.

In October 2010, the first large European study using Y-90 glass microspheres was published on the use of TheraSphere® for HCC. The publication concluded that radioembolization with TheraSphere® is both safe and effective, and stated that the overall survival rate is similar to that found in another recently published large study analyzing Y-90 glass microspheres for the treatment of HCC. The study was conducted at Nordion’s European Centre of Excellence in Essen, Germany. It involved 108 patients, none of whom were eligible for conventional locoregional therapies. Patients achieved a median overall survival of 16.4 months.

Contract Manufactured Products

Nordion manufactures radiopharmaceuticals at its facilities on behalf of customers who own the product and are responsible for marketing, selling and developing the product. Nordion manufactures the radiopharmaceutical, which includes a medical isotope, and delivers it directly to radiopharmacies, hospitals or clinics. Each of the radiopharmaceutical products manufactured by Nordion has its own customized facilities that are designed to meet pharmaceutical regulatory manufacturing requirements.

Cardiogen-82™, a cardiovascular PET imaging agent, is manufactured for Bracco, and is referred to as a generator. The medical isotope Strontium-82 (Sr-82) is put into the generator as a chemical solution. Sr-82 naturally decays into Rubidium-82 (Rb-82), which is the medical isotope that is injected into the patient. The generator is designed such that when the product is dispensed for patient use, only Rb-82 is dispensed. There are limited quantities of Sr-82 available globally. Nordion manufactures a portion of the Sr-82 required to manufacture CardioGen-82™ in a cyclotron at its Vancouver facilities, and purchases a portion of the requirements from other suppliers. Nordion has manufactured Cardiogen-82™ since 2009.

Nordion also manufactures Bexxar® for GSK. Bexxar® involves the combining of I-131 into a radiopharmaceutical. Nordion has been purchasing I-131 from NTP Radioisotopes, and has manufactured Bexxar® since 1997.

In addition, Nordion has built facilities and manufactured other products in small quantities to support customers while they conduct clinical trials to establish the safety and efficacy of their new radiopharmaceutical.

Glucotrace

Glucotrace is a radiopharmaceutical that is used in PET imaging for cancer diagnosis.  Fluorine 18 (F-18), the medical isotope in Glucotrace, is produced in the Company’s cyclotron in Fleurus, Belgium.  Due to the short half-life of F-18, Glucotrace can only be shipped to hospitals and clinics within a three to four hour driving distance from the site. In December 2010, Nordion entered into a non-binding agreement to sell MDS Nordion S.A., which includes this product line.

Competition

Competing therapies to TheraSphere® that are used to treat late-stage liver cancer include transarterial chemo-embolization, kinase inhibitors, radiofrequency ablation and other treatments that use Y-90 spheres. Transarterial chemo-embolization is the primary form of treatment today and is formulated at the hospital or clinic. Kinase inhibitors are the second largest form of treatment and are growing. As of this AIF, the sole product in this area is Nexavar (Sorafenib), which is made by Bayer AG. The primary competitor to TheraSphere® that also uses Y-90 spheres is SirSphere, which is made by Sirtex Medical Limited.

Competitors of Nordion’s other radiopharmaceutical products include General Electric and Eckert & Ziegler.

Strategic Achievements

During fiscal 2010, Nordion continued to focus on the growth of TheraSphere®. TheraSphere® continued to gain market acceptance as the knowledge and application of radioembolization became more widely used and accepted for the treatment of liver cancer. Expansion in the number of regions that allow for the reimbursement of TheraSphere®, together with ongoing training, and additional research on the effectiveness of TheraSphere® as a liver cancer treatment, have contributed to the growth and adoption of this product in the market.

4.5.	Sterilization Technologies

The Sterilization Technologies segment focuses on the prevention of disease through the sterilization of medical products and devices, as well as food and consumer products.

Nordion is a leading supplier of Co-60 for sterilization of single-use medical devices and various applications in food irradiation. Co-60 is the predominant isotope used to produce the radiation that sterilizes items by destroying any contaminating micro-organisms. Co-60 has a half-life of over five years; therefore processing and shipping efficiency are less time-sensitive as those for isotopes used in medical imaging and radiopharmaceuticals. It does, however, take between 18 months to five years, depending on the type of nuclear reactor (18 to 30 months in Canada and approximately five years in Russia) to irradiate Co-60; therefore, forecasting supply and working closely with suppliers to manage the amount and timing of shipments is important in this part of the business.

The global market for Co-60 is driven primarily by growth in the medical devices market. An estimated 40% of the world’s single use medical supplies, such as bandages, catheters and syringes, are sterilized with gamma irradiation. A number of consumer products, including contact-lens solution, cosmetics, and certain foods, are also sterilized with this technology. It is expected that the need to safely and effectively sterilize products will continue to grow.

For the 12-month period ended October 31, 2010, Sterilization Technologies revenue was $116.8 million compared with $94.6 million for the 12-month period ended October 31, 2009.

Product Overview and Industry Background

Nordion’s customers are medical product manufacturers, food exporters or processors, consumer good manufacturers or contract sterilizers who sterilize products on behalf of manufacturers. Sterilization products include production irradiators and Co-60. Production irradiators allow products to be transported to a portion of the irradiator where radiation from the Co-60 can safely pass through the products and destroy any contaminating micro-organisms.  Approximately 80% of the installed Co-60 in the world is used for the sterilization of single-use medical devices.

While there has been a general trend towards outsourcing sterilization, some medical device manufacturers continue to invest in the sterilization facilities for their own use. The primary drivers for building their own facilities are cost, turnaround time and control of the product and process. The other major segment, contract sterilizers, provide sterilization services to medical device manufacturers who either do not have sufficient volumes to warrant the investment in their own sterilization facility or have chosen not to for strategic reasons.

The medical device and sterilization markets in the U.S., Europe and Japan are considered to be mature. The regulatory environment is well understood, for construction and operation of facilities, and for transportation of Co-60.

Drivers for growth in developing markets are typically a large population with potentially increased consumer spending and availability of inexpensive skilled and unskilled labour to attract manufacturing and other business from more developed countries. Another characteristic of developing markets is that there tends to be a higher proportion of non-medical devices processed.

The food irradiation market segment is characterized by higher growth, although it accounts for a small proportion of the installed irradiation capacity. Food irradiation in the U.S. and around the world continues to strengthen and evolve. Spices have been irradiated for over a decade in the U.S. where millions of pounds are sterilized every year. The technology is endorsed by the World Health Organization, United Nations Food and Agriculture Organization, the FDA, and the National Aeronautics and Space Administration and the American Medical Association. Globally, food irradiation is increasingly being adopted by countries that are focused on both safety of their food supply and export (e.g. Asia and South America).

Products/Services

Nordion sells production irradiator facilities that include the shielding, conveyor, and control systems needed to expose target products to the correct dosage of sterilizing radiation in a safe and efficient manner. While Nordion designs production irradiators, the Company outsources the majority of their construction.

The primary product Nordion sells is Co-60, which goes into the production irradiators. Co-60 is produced by placing Cobalt-59 (Co-59), the common form of cobalt, into a nuclear reactor to be irradiated. The radiation in the nuclear reactor converts the Co-59 to Co-60. The nuclear reactors used to produce Co-60 are the same as those that are used to generate electricity. These reactors must be modified in order to process Co-60.  Depending on the type of reactor and the location of the Co-59 in the reactor, it takes between 18 months and five years (18 to 30 months in Canada and approximately five years in Russia) to convert sufficient Co-59 into Co-60. The Co-60 is then shipped to Nordion’s Ottawa facilities where it is processed and encapsulated into rods with specific levels of radioactivity. Co-60 is sold by the level of radioactivity as measured in millions of curies, or mega-curies.

Delivery of a production irradiator is usually accompanied by an initial shipment (“loading”) of Co-60. Resupply or replenishment of Co-60 is required from time to time, as the radioactivity level of Co-60 declines at a rate of approximately 12% per year. Co-60 is delivered to customers using approved transport containers and procedures.

As of October 31, 2010, Nordion had designed and built approximately 120 of the estimated 170 irradiators operating globally. The Company considers the size of the installed base and the longevity of customer relationships to be competitive advantages.

Nordion owns and operates a full-scale production irradiator at the Canadian Irradiation Centre, in Laval Canada. This gives the Company the opportunity to experience its products from the perspective of the customer and to educate potential customers and regulators.

Nordion also sells its Agiris products through MDS Nordion S.A. For financial reporting purposes, Agiris is included within the Sterilization Technologies segment. The Agiris products include cameras that are used primarily in the non-destructive testing of welds and are used extensively in pipeline construction for the oil and gas industry. These cameras contain a radioisotope, commonly referred to as a source, which emits radiation that is detected by the camera. Nordion also sells the radioisotope sources which are required to be replaced on a periodic basis. Nordion has agreed to sell MDS Nordion S.A., including the Agiris product line, to Best Medical pursuant to a non-binding letter of agreement.

Nordion also sells small quantities of Co-60 that are used in medical equipment as a radiation source for cancer treatments.

In fiscal 2010 and fiscal 2009, respectively, approximately 70% and 65% of Nordion’s Sterilization Technologies revenue was from the sale of Co-60 for sterilization applications.

Co-60 Supply

Currently the supply of Co-60 is constrained by the number of power reactors that are available to produce it. Receipt of isotopes used for sterilization tend to be cyclical, due primarily to the length of time required to convert Co-59 into
Co-60, the limited number of facilities in which this can be done economically, and the timing of the removal of Co-60 from the reactor. The Canadian reactors that supply Co-60 have to be shut down to remove the Co-60. As the reactors’ primary purpose is to generate electricity they tend to shut down in the spring and fall.

The majority of raw Co-60 material is produced under long-term supply contracts with nuclear power suppliers including Bruce Power L.P. (Bruce Power), Ontario Power Generation (OPG), and Isotope, which receives the Co-60 from Rosatom, the operator of Russia’s nuclear power plants. Bruce Power supplies the majority of Nordion’s Co-60 from four reactors under an exclusive contract with Nordion that extends to 2018. In August 2010, Nordion announced it had extended its exclusive contract with OPG to 2020. The contract with Isotope for the supply of Co-60 to Nordion runs to 2024.

Competition

Competition in the sterilization technologies market is different from the medical-isotopes market due to the substantially different half-life of the products. Co-60 is often bought and sold in large quantities and can be produced by several nuclear power reactors around the world. While delivery and logistics expertise remains a Nordion advantage, the most significant competition in the sterilization market and Co-60 supply comes from Reviss Services (U.K.) Ltd. based in England, which acquires cobalt from Russian and Argentine sources. Competition also comes from alternative technologies, the most significant of which are Ethylene Oxide (EtO) and electron-beam. Balchem Corporation is the most substantial EtO supplier, and Ion Beam Applications, S.A. is the major manufacturer of electron-beam sterilization technologies. The Company believes that  Co-60 based sterilization technologies continue to enjoy advantages over these alternative technologies in some applications. In addition, there is a significant installed base of industrial irradiators.

In June 2010, the first quantities of Co-60 produced by China Isotope Corporation (CIC) were removed from the Third Qinshan Nuclear Power Company Ltd (TQNPC) reactors. Supply from TQNPC is expected to be consumed locally and CIC has not publicly stated its intent to export Co-60.

Co-60 production requires large capital expenditures to build hot cell facilities, container licensing, transportation route development, and long-term Co-60 supply agreements with reactor owners. Nordion holds the rights for Co-60 production technology for CANDU reactors, which are manufactured by AECL.

Strategic Achievements

Nordion continued to build on its leading position in the gamma sterilization market by managing its supply of Co-60. In addition, the Company made progress in securing long-term Co-60 supply announcing it had extended its exclusive contract with OPG, the Company’s second-largest supplier of Co-60, to 2020.

4.6.	Corporate and Other

Certain of Nordion’s corporate functions and activities are reported as Corporate and Other.

Following the sale of the Analytical Technologies and Pharma Services businesses, Nordion relocated its corporate headquarters to Ottawa, Canada from Toronto, Canada to support the remaining Nordion business, which has its operations in Ottawa. The Toronto offices were closed in July 2010, and a large majority of the corporate staff left the Company. The Company implemented a transition plan to support the transfer of work, processes and knowledge between incumbent employees in Toronto and new employees hired in Ottawa, retained certain employees from the prior corporate staff, and implemented a records retention program. The reduced size of the corporate headquarters reflects the reduced size of the overall business (See Section 4.9 – Employees).

4.7.	Divested Businesses

The divestitures of two businesses were completed in fiscal 2010.

Pharma Services Early Stage offered global pharmaceutical research services with a focus on building global scale and delivering studies through uniform global quality practices and procedures. Pharma Services operated both early and late stage pharmaceutical research facilities.

The sale of Pharma Services in fiscal 2009 and fiscal 2010 was completed through four separate sale transactions and resulted in Nordion retaining certain employees and facilities, including the Montreal, Canada Early Stage operations.

On March 5, 2010, the Company completed the sale of Early Stage to Ricerca Biosciences, LLC and Celerion, Inc. for total consideration of $45.0 million including $12.9 million in cash after a $7.1 million reduction for preliminary net working capital adjustments, a $25.0 million note receivable from Celerion, and 15% minority interest in Celerion. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $120.2 million (for more information, refer to the 2010 MD&A).

Nordion has retained certain liabilities related to the Montreal operations, including two legal claims which have been filed against the Company (for more information, refer to Section 9 – Legal Proceedings and Regulatory Actions)

Analytical Technologies offered certain key life sciences instruments and products to pharmaceutical, biotechnology and academic customers. This business unit relied heavily on leading-edge research and engineering, as well as extensive expertise in molecular and cell biology and chemistry to develop mass spectrometers and bioanalytical measurement instruments.

On January 29, 2010, the Company completed the sale of MDS Analytical Technologies to Danaher Corporation, which included the Company’s 50% interest in two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments (AB/MDS) and PerkinElmer Sciex Instruments (PKI/Sciex), for an initial purchase price of $641.3 million received in cash. The sale was structured as a stock and asset purchase transaction. Total net assets disposed of were $597.6 million. Final net working capital and other closing adjustments resulted in net cash proceeds of $623.5 million. The Company recorded an after-tax gain on the sale of MDS Analytical Technologies of $3.5 million in fiscal 2010 (for more information, refer to the 2010 MD&A).

MDS Pharma Services Phase II-IV and Central Labs Divestitures

In July 2009, Nordion completed the sale of MDS Pharma Services Phase II-IV for $50.0 million. This included
$10.0 million in restricted cash that would be paid or released to Nordion upon meeting post-closing obligations. As at October 31, 2010, $5.0 million of restricted cash relating to the sale of Phase II-IV was released with the remaining
$5.0 million held in escrow.

In October 2009, Nordion completed the sale of MDS Pharma Services Central Labs (Central Labs) for $6.0 million.

4.8.	Customers

Customers of Nordion include a broad range of manufacturers of medical products including radiopharmaceutical and pharmaceutical manufacturers, biotechnology companies, manufacturers of medical supplies and devices, hospitals, and academic and government institutions. Certain of Nordion’s targeted therapy products are sold directly to health-care providers including hospitals, government institutions, and clinics. Nordion also provides products and services related to sterilization to customers in the food and consumer goods industries, however, the majority of the customers are medical product manufacturers and contract sterilization providers. The customers of Nordion’s businesses are located in most major international markets.

For the year ended October 31, 2010, one major customer accounted for $20.6 million or 9% (fiscal 2009 – $38.4 million or 17%; fiscal 2008 – $53.4 million or 18%) of the Company’s continuing operations’ product revenues.

The Company’s business and customer base are global. Nordion’s total revenues, as invoiced to customers in fiscal 2010, were approximately 57% U.S., 15% Europe, 25% Asia and rest of world, and 3% Canada.

4.9.	Employees

As at October 31, 2010, Nordion had approximately 664 employees located in North America, Europe and Asia. This includes 21 employees from discontinued operations: Pharma Services, Analytical Technologies and Corporate/Global Services.

Some technical and production employees of Nordion belong to the Public Service Alliance of Canada, a collective-bargaining agent representing, among others, certain employees of the Government of Canada. Labour relations are judged to be healthy with the unions. Approximately 38% percent of employees in Nordion’s continuing operations were unionized as of October 31, 2010.

Nordion is dependent on staff with specialized skills and knowledge necessary to operate a highly regulated processing facility for radioactive materials. These areas of expertise include, but are not limited to:

•	Science: Biology, chemistry (inorganic, polymer, medicinal/organic chemistry), microbiology, medical science and clinical research knowledge
•	Radiochemistry & Radiopharmaceuticals
•	Process Management: Good Manufacturing practice (GMP), Current GMP (cGMP), Good Clinical Practice (GCP), project management, Lean-Sigma
•	Nuclear Technology: Cyclotron, nuclear safety, radiation safety, developing gamma irradiators
•	Logistics: Packaging and global distribution of radioactive materials

4.10.	Significant Investees

4.10.1.	Lumira Capital Corp.

Lumira Capital Corp. (formerly MDS Capital Corp.), in which Nordion has a 49.7% interest, is a venture-capital and fund-management company focused on the health-care and life sciences industry. Lumira Capital Corp. earns management fees from the management of investment funds, including incentive fees based on the overall success of the funds.

The Company also owns a 99.6% non-controlling equity interest in LPBP Inc., an Ontario corporation, through which it held its former indirect interest in the Ontario diagnostic laboratories business. LPBP Inc. is inactive.

4.11.	Principal Facilities

The following were the principal operating facilities of the Company as at October 31, 2010:

Location of Facility	Type of Facility	Owned/ Leased	Business Unit	Approximate Square Footage
Continuing Operations
Ottawa, Canada	Manufacturing Plant	Owned	Nordion	376,000
Vancouver, Canada	Manufacturing Plant	Leased	Nordion	55,000
Toronto, Canada	Corporate Offices	Leased	Nordion	54,000
Fleurus, Belgium	Manufacturing Plant	Leased	Nordion	159,000
Laval, Canada	Manufacturing Plant	Leased	Nordion	14,000
Ottawa, Canada	Research Laboratory	Leased	Nordion	1,700

Discontinued Operations
Montreal, Canada	Research Laboratory and Clinical Trials Facility	Leased	Pharma Services	196,000
Phoenix, U.S.	Clinical Trials Facility	Owned	Pharma Services	51,000
Bothell, U.S.	Research Laboratory	Leased	Pharma Services	58,000
King of Prussia, U.S.	Division Office	Leased	Pharma Services	47,000

Entry into the medical isotope, targeted therapies, and sterilization technologies markets requires significant capital investment, extensive process development and access to limited supplies of raw materials. The manufacture of raw isotopes is dependent upon the availability of capacity in acceptable types of nuclear reactors and cyclotrons. Processing facilities such as those operated by Nordion are centralized, capital intensive, and expensive to operate. In addition, due to the nature of the materials handled by the facilities, government and environmental regulation are significant factors in the business.

4.12.	Research and Development

Nordion conducts research and development (R&D) in its own laboratories and through collaborations with academic, government, and industry partners. The company supports R&D programs in each of the technology areas that underlie its businesses. In the nuclear medicine field Nordion is developing agents that will enable new types of diagnostic imaging. In its Targeted Therapies segment, Nordion is expanding the clinical research program for TheraSphere®. In its Sterilization Technologies segment, Nordion has re-invigorated the program at the Canadian Irradiation Center in Laval, a fully operational sterilization facility that explores parameters and conditions for sterilization of a wide variety of materials and products.

R&D expenditure in fiscal 2010 was $2.8 million (fiscal 2009 – $2.7 million; fiscal 2008 – $2.8 million). Accounting for R&D is described in Note 2 in the Company’s 2010 Financial Statements.

4.13.	Regulatory Compliance

The nature of Nordion’s products, and the highly regulated environment in which the Company operates, require compliance with a multitude of regulations as well as legislation governing possession, operation, use and radioactive material transportation. The receipt, processing, handling, shipping and use of radioisotopes are highly regulated, and Nordion proactively attempts to comply with all existing and new requirements from multiple authorities around the world. Nordion uses these regulations as a minimum standard and applies its own controls and procedures, over and above the required protocols. Nordion is licensed as a Class Ib nuclear facility, the operation is regulated by the Canadian Nuclear Safety Commission and is audited across various dimensions of this licence on an annual basis.

In addition to the nuclear aspect of the products, many of the products manufactured by Nordion are either pharmaceuticals or medical devices direct for human use, or products used in the manufacture of pharmaceuticals or medical devices that are direct for human use. Nordion is ISO 9001 registered and has drug and device facility and specific product registrations with North American (Health Canada and the FDA) and European Drug and Device health regulators. These regulators exert oversight through requirements for product registration and direct audit of the Nordion operations.

Nordion’s logistics system  processes isotopes, delivers them to manufacturers and to hospitals or treatment centres within a few days. Applicable regulatory standards, relating to Nordion’s logistics system include, but are not limited to, the following:

•	Transport Canada regulations for the Transportation of Dangerous Goods.
•
Canadian Nuclear Safety Commission (CNSC) regulations for General Nuclear Safety and Controls, Class I Facilities, Packaging and Transport of Nuclear Substances, Import/Export controls and source tracking requirements.

•	International Atomic Energy Agency’s (IAEA) Code of Conduct on the Safety and Security of Radioactive Sources.
•	International Transport Regulations for Radioactive Materials (Safety Series and Safety Standards for transportation of radioactive materials).
•	International Civil Aviation Organization (ICAO) and International Maritime Organization (IMO) requirements for safe transport by air and sea, respectively.
•	U.S. Department of Transportation requirements.
•	U.S. Nuclear Regulatory Commission requirements.
•	Member state requirements for the transportation of radioactive materials.
•	U.S. Food and Drug Administration requirements for Drugs and Devices
•	Health Canada requirements for Drugs and Devices
•	EU requirements for Drugs and Devices

Nordion believes it is compliant, in all material respects, with the regulations that govern the businesses.

4.14.	Environment, Health, Safety and Governance

Nordion is committed to complying with all environmental, health and safety laws and regulations relevant to its operations. The Company’s Ottawa, Canada facility has received ISO 14001: 2004 (environmental management systems) certification. In addition, Nordion maintains a comprehensive Environment, Health, Safety and Governance (EHS & Governance) program, including training for employees and contractors. Nordion attempts to protect the natural environment by using environmentally sound operation practices, including ALARA (as low as reasonably achievable), which is designed to keep radiation doses at a minimum for workers and the public. Nordion maintains insurance coverage for third-party claims relating to bodily injury or property damage.

Nordion has established a series of policies and programs to facilitate compliance with applicable EHS & Governance laws and regulations. The policies require regular environmental assessments of Company activities, establishment of remedial and contingency plans to deal with any incidents, and establishment of processes to report to senior corporate management and to the Board through the EHS & Governance Committee of the Board on the environmental status of the Company and its subsidiaries. Nordion uses an independent third party environment, health and safety auditing firm to conduct regular regulatory audits of Nordion operations. Nordion believes its approach to EHS & Governance compliance meets all regulatory requirements. It is not expected that this policy will have a significant impact on capital expenditures, consolidated earnings, or the Company’s competitive position.

Five years ago, as part of its licensing with CNSC, Nordion had pledged a C$15.1 million letter of credit in support of future site remediation costs at its Ottawa, Canada facility. Remediation costs include the cost to remove radioactive material from the site when the Company exits the site. In fiscal 2010, Nordion re-estimated that future costs have increased by approximately $16 million to $31 million. This bond is under review and the new estimate for future site remediation for the Ottawa facility will be submitted to the CNSC in April 2011.

5.	RISK FACTORS

The businesses in which Nordion operates are subject to a number of risks and uncertainties discussed below and in other documents incorporated herein by reference. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate may be material and may impair the Company’s business operations. If any such risks occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Future interruptions in the supply of reactor-produced isotopes could have a material adverse effect on the Company’s business and financial results.

The Company depends upon the NRU reactor operated by AECL in Chalk River, Canada for the supply of a majority of its reactor-produced medical isotopes. The NRU reactor was out of service due to a heavy water leak in the reactor vessel for 15 months from May 2009 to August 2010, during which period Nordion was unable to obtain supply of substantially all of its reactor-based medical isotope requirements. The NRU reactor is expected to shut down for an extended period of several weeks for inspections of the reactor on at least an annual basis. During these shut downs Nordion will not receive medical isotopes from AECL.

In September 2010, Nordion entered into an agreement with Isotope, the authorized subsidiary of Rosatom State Corporation for the supplemental supply of Mo-99. Supply is expected to begin in the first half of fiscal 2011, however, initial volumes will be incremental. Over several years, the volumes are expected to grow and reach approximately 20% of the global demand for Mo-99. While Isotope is expected to be able to provide a significant amount of back-up supply for the NRU in the next several years, it may not be sufficient to meet Nordion’s customer demand.

The NRU reactor is 50 years old and its current license extends to 2011. While AECL and the Government of Canada have stated that they intend to apply to extend the license for an additional five years to 2016, there can be no assurance that the license will be extended past 2011. In addition, if the volumes of isotopes Nordion is required to purchase or the price the Company pays AECL through its revenue share arrangement decline, AECL and the Government of Canada may stop isotope production prior to 2016. There can also be no assurance that the NRU reactor will not experience other planned or unplanned shutdowns in the future. Further prolonged planned or unplanned shutdowns or the permanent closure or stoppage of isotope production at the NRU reactor would have an adverse effect on the business, financial condition and results of operations of the Company, which could be material.

The Company has long-term supply commitments to purchase certain quantities of product at a contracted cost. The Company may not be able to cover this cost through market sales, which may result in losses and cash outflows that could have a material adverse effect on the financial position of the Company.

As a result of the investment Nordion’s suppliers are required to make to supply product, and the Company’s intent to acquire access to supply over longer periods, Nordion has entered into long-term supply agreements for the supply of both Mo-99 and Co-60, which include pricing levels and minimum purchase commitments. These agreements extend for 10 years for Mo-99 from Isotope, and 14 years, 10 years and eight years for Nordion’s largest three suppliers of Co-60. While certain of the contracts contain provisions that may allow the Company to reduce the quantities purchased and terminate the agreement under certain circumstances, the Company may not be able to rely on or effectively enforce these provisions. In addition, the contractual arrangements Nordion has made with its customers to supply product to them generally only extend for periods of one to three years. Accordingly, in the future, the Company may not be able to cover its costs of products purchased under supply commitments through market sales.

Nordion’s largest commitment is for the supply of Mo-99 from Isotope and there currently is uncertainty in the amount of supply of and demand for Mo-99 globally.  A number of the current reactors that supply Mo-99 to the global market are reaching the end of their approved licenses for operation and may go out of service over the next five to ten years. As a result, there are a number of proposed projects that are being supported by governments and, in certain cases, private enterprise to bring new sources of Mo-99 production on-line. If all these projects are completed there may be an excess supply of Mo-99 in the next several years. As well, if the older reactors do not go out of service, this would potentially increase the oversupply of Mo-99.

During the period of the long-term supply agreements a number of factors including increases in supply of competitive product from new sources, new products which overtake Nordion’s products, consolidation with the industry, competitive pricing pressures, lower demand from the Company’s customers, in particular its largest customer, on whom the Company is dependent for the majority of sales and earnings from Mo-99, and the ultimate end user, could result in significant declines of either, or both, pricing and volumes that the Company is able to sell, which may have an adverse effect on the business, financial condition, and results of operations of the Company which could be material.

In its Medical Isotope segment, Nordion is heavily dependent on one customer for the majority of its revenue and segment earnings.

Lantheus, Nordion’s largest customer, purchases the majority of the Mo-99 the Company sells. Lantheus accounted for 9%, 17% and 18% of the Company’s total revenue in fiscal 2010, 2009, and 2008, respectively.  The percentages were lower in 2010 and 2009 due to the shutdown of the NRU reactor for 15 months.

Lantheus has stated that it is proactively implementing a diversification strategy for the supply of Mo-99. Although the Company has contractual commitments from Lantheus to December 31, 2013, the contract provides for potential changes in pricing and volume commitments in the event of possible changes in the market after 2012. Following this date, the amount of Mo-99 Lantheus purchases from Nordion could be reduced significantly. In particular, if new sources of Mo-99 supply are brought on-line by competitors, the level of demand and pricing for the product the Company sells to Lantheus could be reduced.

A decline in level of purchases and/or price of Mo-99 that is sold to Lantheus could have a material adverse effect on the business, financial condition or results of operations of the Company.

An interruption in the Company’s ability to manufacture its products or deliver its services or an inability to obtain key components or raw materials may adversely affect its business.

Almost all of the Company’s products are manufactured at single locations, with limited alternate facilities due primarily to the licensing requirements for facilities that handle and store radioactive material and the specialized equipment required to manufacture its products. The vast majority of revenue and profitability is generated from products produced at the Company’s Ottawa facility. Any event, including a labour dispute, natural disaster, fire, power outage, security, regulatory, health or other issue that results in a prolonged business disruption or shutdown to one or more of the Company’s facilities, could create conditions that prevent it from manufacturing products at previous levels or at all.

In addition, the Company purchases certain components and raw materials from sole suppliers and may not be able to quickly establish additional or replacement sources for certain components or materials at acceptable prices.

A reduction or interruption in manufacturing, or an inability to secure alternative sources of raw materials or components, could have a material adverse effect on the business, financial condition or results of operations of the Company.

Changes in the medical isotope market and the associated supply of medical isotopes may result in decreases in the price for, and quantities of medical isotopes we may be able to sell in both the short- and long-term, which may have a material adverse effect on business.

The cancellation of the MAPLE project, the subsequent extended shutdown of AECL’s NRU reactor, and the extended shutdown of a reactor in Europe that supplied medical isotopes to competitors, have caused significant increased activity related to developing new sources of medical isotope supply. The Government of Canada publicly stated its intent to exit the medical isotope business and as result of this statement and the impact of the NRU reactor being out of service for 15 months, various governments, including the U.S., and companies, have undertaken to create new sources of supply of Mo-99 or alternative modalities to the use of Mo-99, including the introduction of the “American Medical Isotopes Production Act”. Nordion may not receive supply from these new sources and these new sources could result in a deterioration of the Company’s market position and/or the price of Mo-99, adversely affecting the Company’s results. Furthermore, in the past, the Company marketed its medical isotopes based on the reliability of supply that was provided by the NRU reactor. The NRU reactor shutdown has further negatively impacted the Company’s marketing position. These factors may result in a reduction of purchases by the Company’s customers, as such customers may have secured supply from other suppliers. This has resulted in uncertainty as to whether such customers will continue to purchase Mo-99 from the Company and the amount that they will purchase from the Company.

The Company’s primary Targeted Therapies product, TheraSphere®, is sold under a Humanitarian Device Exemption in the U.S. which may be revoked in certain circumstances.

While the Company has full regulatory approval for the use of TheraSphere® in many countries, including Canada and within the European Union, in the U.S., TheraSphere® is used under a Humanitarian Device Exemption (HDE). While the product is permitted to be used and paid for in the U.S. for the indication under which it has received the HDE, there are restrictions related to the maximum number of cases in the U.S. for the specific indication, the profitability of the product and prohibitions on active selling and promoting of the product in the U.S. Failure to comply with these restrictions could result in the HDE being revoked. As well, other factors including safety issues or the approval of a competitive product by the FDA could also result in the HDE being revoked. Without the HDE, the Company would lose all or a significant portion of its sales in the U.S., which could have an adverse effect on the business and results of operations, which may be material.

Nordion is subject to a number of risks due to the fact that it carries on business in several countries.

Nordion’s operations are subject to the risks of carrying on business in various countries in North and South America, Europe and Asia. Accordingly, future business, financial condition and results of operations of the Company could be materially adversely affected by a variety of factors including, but not limited to:

•	changes in a jurisdiction’s political or economic conditions, particularly in developing or emerging markets;
exposure to foreign-exchange rate fluctuations between currencies;
tax consequences and/or other potential restrictions on the transfer of funds between subsidiaries;
longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;
compliance with export and import regulations of the countries we do business in and between;
compliance with regulations related to corrupt business practices;
trade protection measures and import or export licensing requirements;
potential nationalization of industries, properties or assets that the Company relies on;
differing tax laws and changes in those laws including investment tax credits, or changes in the countries in which Nordion is subject to tax;
differing cultural and business practices associated with foreign operations;
differing labour laws, including being subject to certain European regulations relating to work counsels and changes in those laws;
differing protection of intellectual property and changes in that protection; and
differing regulatory requirements and changes in those requirements.

Potential changes to regulations regarding the export and use of highly enriched uranium could cause supply disruptions.

Certain purchased medical isotopes are produced in reactors and are by-products of the decay of the U-235 in the reactor. Nordion’s supplier of medical isotopes, AECL, obtains the majority of its U-235 from the U.S. The U.S. Department of Energy (DOE) strictly controls exports of HEU. Delays in obtaining HEU could cause supply disruption for certain isotopes. Currently the DOE must approve each shipment of HEU. In addition, Rosatom’s reactors that will be used to supply the Company Mo-99 through Isotope use HEU for both fuel and targets to produce Mo-99. There is political pressure in the U.S. on medical isotope manufacturers to convert to LEU. Any conversion to LEU could require significant additional capital investment to convert both reactors and related processing facilities, and could impact the profitability and potential viability of the Company’s Medical Isotope business. In 2010, NTP a competitor in South Africa, and ANSTO, a potential new competitor in Australia, both began the production of Mo-99 using both LEU fuel and targets. In November 2009, Bill H.R. 3276, also known as, the American Medical Isotopes Production Act, was passed by the House of Representatives. Included in H.R. 3276 are provisions related to phasing out the export of all HEU for use in making medical isotopes within a decade. While the U.S. Senate voted against Bill H.R. 3276, it is uncertain whether a new bill including the phasing out of exports of HEU will be introduced and approved. Should this occur, it could have a material adverse effect on the Company. In addition, the implementation of tariffs or other restrictions on HEU-based Mo-99, particularly in the U.S., the Company’s largest Mo-99 market, could also have a material adverse effect on the Company.

The Company has retained certain obligations in relation to businesses it has sold that may result in future charges that are significant in relation to cash flow and could have a material adverse effect on the financial position of the Company.

Certain liabilities relating to the businesses which have been sold have been retained by the Company. In particular, the Company remains the defendant in current lawsuits (for more information, refer to Section 9 – Legal Proceedings and Regulatory Actions), and may be subject potentially to future lawsuits, that relate to activities and liabilities, which occurred or arose prior to the sale of the businesses. The Company has retained liabilities relating to studies that were closed prior to the sale of Pharma Services business. The Company has also retained certain pre-closing liabilities of the businesses sold, such as environmental liabilities. As well, the Company may be required to reimburse the purchasers of the businesses sold under certain circumstances, including for breaches of representations and warranties in the applicable sale agreement. Life Technologies, a former joint venture partner of a portion of the Analytical Technologies business, has initiated arbitration proceedings seeking $10 million related to the valuation of inventory at the dissolution of the joint venture. Given its reduced size, the Company now has less of a financial base upon which to sustain such retained liabilities, and any payments required to be made as a result of such liabilities could have a material adverse effect on the Company and its financial condition. Nordion is also subject to and claims which may arise following the expiry of the tail insurance policies implemented in connection with the sale of businesses to cover unknown claims.

The Company’s primary operating locations handle and store radioactive materials which if released into the environment could result in the Company being subject to liabilities and litigation.

Nordion’s facilities handle and store radioactive material and, in particular, the Company’s Ottawa site handles and stores large quantities of highly radioactive Co-60. A significant release of radioactivity, which could result from, among other things, a natural disaster, equipment failure, human error, an act of terrorism or a transportation accident could result in employees and/or the public being exposed to radiation. In addition, failure or damage to Nordion’s shipping containers used to ship material to and from the Company’s site could also result in a release of radioactivity.

Although the Company is focused on complying with nuclear safety regulations and believes it is in compliance with these regulations and has designed its processes and equipment with the intent of avoiding releases of radiation, if such a release were to occur, the Company could be exposed to liabilities, litigation, loss of licenses to operate and reputational damage, which could have a material adverse effect on the business, financial condition, and results of operations of the Company.

The Company’s business, financial condition, and results of operations could be subject to significant fluctuation, and the Company may not be able to adjust its operations to effectively address changes it does not anticipate.

The Company cannot reliably predict future sales, pricing, and profitability. Changes in competitive, market and economic conditions may require the Company to adjust its operations, and it may not be able to make those adjustments or to make them quickly enough to adapt to changing conditions. The Company has a number of long-term supply contracts which include specified purchase commitments. The majority of the Company’s products, excluding product related to Sterilization Technologies, involve radioactive isotopes that decay rapidly and therefore can not be held in inventory. As well, a high proportion of the Company’s costs are fixed and thus, declines in sales, pricing and/or supply could disproportionately affect its business, financial condition, and results of operations in any particular quarter.

Factors that may negatively affect sales and operating results include:

•	access to supplies of key materials, such as medical isotopes, required to deliver products to the Company’s markets;
•	the timing of supply of Co-60, which is primarily obtained from suppliers when they shut down their reactors for maintenance;
•	global or regional economic downturns including instability of equity markets and financial markets;
•	lack of demand for, or market acceptance of, the Company’s products and services;
•	adverse changes in industries on which the Company is dependent, such as the pharmaceutical and biomedical industries;
•	changes in the volume or timing of product or service orders;
•	inability of the Company’s customers to obtain regulatory approval or funding to continue the development of certain drug compounds including radiopharmaceuticals;
•	changes in the relative amounts of sales represented by various products, services and customers which have different gross margin levels;
•	regulatory changes affecting Nordion or its customers and suppliers;
•	delays or problems in the introduction of new products or services;
•	competitors’ announcement or introduction of new products, services or technological innovations;
•	competitive pressures resulting in lower selling prices;
•	changes in foreign exchange rates and interest rates;
•	increased costs of raw materials or supplies;
•	changes in import licenses or duties; and
•	changes in the financial stability of customers or suppliers, including their ability to obtain financing at a reasonable cost.

Operating results in one quarter may not be a meaningful indication of future results. The Company believes that operating results for any particular quarter are not necessarily a meaningful indication of future results. However, while fluctuations in the Company’s quarterly operating results could negatively or positively affect the market price of the Common shares, these fluctuations may not be related to the future overall operating performance of the Company. In addition, reduction in a given quarter’s results may not be recovered in future quarters, which could have an adverse effect on the business, financial condition, and results of operations of the Company, which could be material.

Declines in equity markets and/or interest rates and changes in foreign exchange rates may result in a decrease in the value of the assets held in the Company’s defined benefit pension plans which could require the Company to make additional cash contributions to the plans that may be material.

The Company operates and is responsible for funding a number of defined benefit pension plans for current employees, retirees and employees who transferred to buyer organizations upon the sale of various businesses. All of these plans are closed to new entrants. The Nordion pension plan in Canada is the largest plan and holds assets in Canadian equities, global equities, Canadian bonds, including real return bonds and cash and money market investments. In addition, the retirement payments are indexed to account for inflation and as a result the expected liability for future retirement payments increases as real interest rates decline. The Nordion pension plan is currently in a deficit position on a solvency basis, which is used for the calculation of regulatory funding in Canada. Among other factors, declines in equity or bond prices and/or declines in real interest rates could result in the Company having to make increased contributions to its pension plans to fund deficits, which could have a material adverse effect on the Company’s financial position and result of operations.

Nordion may incur product liability losses and other litigation liability.

In the ordinary course of business, the Company is subject to product liability claims and lawsuits, including potential class actions, alleging that Nordion’s products have resulted or could result in an unsafe condition or injury. Any product liability claim brought against us, with or without merit, could be costly to defend and could result in an increase of the Company’s insurance premiums. Some claims brought against Nordion might not be covered by the Company’s insurance policies. In addition, Nordion has significant self-insured retention amounts which the Company would have to pay in full before obtaining any insurance proceeds to satisfy a judgment or settlement. Furthermore, even where the claim is covered by insurance, the insurance coverage might be inadequate and Nordion would have to pay the amount of any settlement or judgment that is in excess of policy limits. For example, manufacturing flaws, component failures, design defects, off-label uses or inadequate disclosure of product-related information could result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall of, or issuance of a safety alert relating to, Nordion’s products and result in significant costs and negative publicity.

The Company is subject to complex and costly regulation.

The health and life sciences industries are subject to extensive, complex, and frequently changing laws and regulations.

All of the Company’s facilities that handle or store radioactive material are government regulated and inspected. Operating licenses related to radioactive materials could be subject to cancellation under certain circumstances. Failure to obtain or maintain future operating licenses could have a material adverse effect on the business, financial condition, or results of operations of the Company.

Governmental agencies throughout the world strictly regulate the drug development process. The Nordion facilities devoted to pharmaceutical development are subject to regular inspection by the FDA, Health Canada, the European Medicines Agency (EMEA) and other regulatory agencies.  Customers also are subject to periodic review by drug approval authorities. The Company’s failure, or any of its customers' failure, to pass an inspection conducted by the FDA, Health Canada, the EMEA, and any other regulatory body could result in disciplinary action leading to increased cost and/or reduced customer demand that would have a material adverse affect on the business, financial condition or results of operations of the Company.

The nature of Nordion’s products, and the highly regulated environment in which Nordion operates, requires compliance with a multitude of regulations as well as legislation governing radioactive material transportation. The receipt, processing, handling, shipping and use of radioisotopes are highly regulated.  See Section 4.13 – Regulatory Compliance. There has been an increased focus on the regulation of the use, handling, and transport of radioactive material, particularly those that utilize HEU in their production. A change in regulation could increase the Company’s costs, which could have a negative impact on the Company.

Operating licenses related to handling and storage of radioactive materials could be subject to cancellation by the CNSC under certain circumstances. Failure to obtain future operating licenses, as required, could adversely impact the Company’s ability to receive, store, process or ship products and could adversely affect the business, financial condition, or results of operations of the Company.

If the Company fails to comply with applicable laws and regulations, it could suffer civil and criminal damages, fines and penalties, loss of various licenses, certificates and authorizations necessary to operate its business, as well as incur liabilities from third-party claims, all of which could have a material adverse effect on the business of the Company.

The Company faces significant competition and it may not be able to compete effectively.

Nordion competes with many companies ranging from multinationals to start-up companies. Competition takes many forms, including aggressive pricing for products or services that are comparable to its own, and development of new products or services that are more cost-effective, or have superior performance than its current products or services. The Company’s products or services can be rendered obsolete or uneconomical as a result of this competition. Failure to compete effectively could cause the Company to lose market share to its competitors and have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company also faces competition for marketing, distribution and collaborative development agreements, for establishing relationships with academic and research institutions, and for licenses to intellectual property. In addition, academic institutions, governmental agencies and other public and private research organizations also may conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products or services similar to those of Nordion. These companies and institutions compete with Nordion in recruiting and retaining qualified scientific and management personnel as well as in acquiring necessary product technologies. Globalization of the Company’s industries also impacts its competitiveness. As competitors and new entrants establish operations in lower-cost labour markets, pricing in these industries may be reduced resulting in lower revenues and profitability for the Company.

The Company’s insurance coverage may not be adequate in all circumstances. There can be no assurance that such coverage will continue to be available at rates and on terms acceptable to Nordion.

Nordion maintains a global liability insurance policy covering all of its operating units. The policy provides coverage for normal operating risks and includes annual liability coverage of up to $100 million. The Company also maintains a global policy covering property and business interruption risks with a total insured value of $700 million and directors’ and officers’ insurance having a limit of $140 million. There is no certainty that the amount of coverage is adequate to protect the Company in all circumstances or that the Company will be able to acquire such insurance on an ongoing basis at rates acceptable to the Company. In addition, the Company has retained liabilities for businesses which were divested, and may not be able to acquire adequate insurance to cover these potential liabilities thereby self-insuring any losses arising. Furthermore, even where a claim is covered by insurance, the insurance coverage might be inadequate and Nordion would have to pay the amount of any settlement or judgment that is in excess of the policy limits. Failure to obtain or maintain adequate insurance may have a material adverse effect on the Company’s business and operations.

The Company is dependent upon the services of key personnel.

The Company’s success depends, to a significant extent, upon the continued service of its executive officers and key management and technical personnel - particularly scientific, technical and sales staff - and the Company’s ability to continue to attract, retain, develop and motivate qualified personnel. The competition for these employees is intense. The loss of the services of one or more of the Company’s key personnel could have a material adverse effect on the business, financial condition and results of operations of the Company. The investment required to retain key staff, including the provision of compensation packages that are competitive, could have an impact on the profitability of the business of the Company. The Company does not maintain key person life insurance policies on any of its officers or employees. Compensation and benefit packages provided by the Company may not be viewed as competitive and may adversely affect the Company’s ability to attract or retain key employees.

The Company may be unable to effectively introduce and market new products and services, or may fail to keep pace with advances in technology.

Without the timely introduction of new products and enhancements, the Company’s products could become technologically obsolete over time, which could have a material adverse effect on the Company’s business, financial condition and results of operations. New product offerings will not succeed if the Company is unable to:

•	accurately anticipate customer needs;
accurately anticipate evolving government and regulatory policies;
innovate and develop new products and services;
successfully commercialize new technologies in a timely manner;
price products competitively;
source, manufacture and deliver high-quality products in sufficient volumes and on time; or
differentiate product offerings from its competitors’ product offerings.

In addition, the timely introduction of new products or enhancements may be adversely affected if reimbursement of such products and enhancements by governmental health administration authorities, private health coverage insurers and other third-party payers is not available. Developing new products may require significant investments before the Company, or its customers, can determine the commercial viability of the new product. Investments may be made in research and development of products that do not become commercially viable.

Changes in government and regulatory policies may reduce demand for the Company’s products and services, and increase expenses.

Nordion competes in markets in which it, and its customers, must comply with federal, state, local, and foreign regulations, such as environmental, site licensing, health and safety, and food and drug regulations. These regulations may also create or impact market demand for products and services. Because of the high cost to develop, configure, and market products and services to meet customer needs, any significant change in these regulations could reduce demand for the Company’s products or services or increase the costs of producing these products and services. Sales of Nordion’s products depend, in part, on the extent to which the costs of its products are reimbursed by governmental health administration authorities, private health coverage insurers and other third-party payers. The Company’s potential customers’ ability to obtain appropriate reimbursement for products and services from these third-party payers affects the selection of products they purchase and the prices they are willing to pay. In addition, demand for new products may be limited unless Nordion obtains reimbursement approval from governmental and private third-party payers prior to introduction. Reimbursement criteria vary by country, are becoming increasingly stringent and require management expertise and significant attention to obtain and maintain qualification for reimbursement.

In addition, changes to government health-care reimbursement policies could have a significant impact on spending decisions of certain of the Company’s customers. In recent years, the U.S. Congress and U.S. state legislatures have considered various types of health-care reform in order to control growing health-care costs. Similar reform movements have occurred in Europe and Asia. Implementation of health-care reform legislation to reduce costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to the Company both in the U.S. and abroad.

Nordion could be subject to tax reassessment and may be required to pay additional income taxes.

Nordion tax filings are subject to audit and review by government tax authorities who may disallow certain deductions or disagree with the Company’s interpretation or application of tax laws, which may result in its having to pay additional taxes and incur additional tax expense. This obligation extends to Nordion filings prior to the sale of those subsidiaries sold by the Company. The sale of subsidiaries has included the Company claiming prior losses to offset taxable gains and if the offset losses are not accepted by the tax authorities, the Company may have to make cash tax payments or reduce its currently recorded tax assets which may have an adverse effect on the financial condition and results of operations of the Company which could be material.

The Company’s business depends on the continued and uninterrupted performance of its information technology systems and the communication systems that support those systems, including the Internet.

The Company’s business depends, in part, on the continued and uninterrupted performance of its information technology systems. Sustained system failures or interruptions could disrupt the Company’s ability to perform many of the functions that are critical to the Company’s business, including processing customer orders, transportation of raw materials and finished products, manufacturing of products, and timely invoicing and collections. The Company’s business, financial condition and results of operations could have a material adverse effect from a prolonged system failure.

The Company’s computer systems are vulnerable to damage from a variety of sources, including telecommunications failures, malicious human acts, and natural disasters. Additionally, unanticipated problems affecting systems could cause interruption in information technology systems. The Company’s insurance policies may not cover or adequately compensate the Company for any losses that may occur due to any failures in its information technology systems.

Third parties may seek to challenge, invalidate or circumvent issued patents owned by us, or claim that Nordion’s products and operations infringe on their patent or other intellectual property rights.

In addition to Nordion’s patents, the Company possesses an array of unpatented proprietary technologies and know-how. Nordion also licenses intellectual property rights to and from third parties. The measures that the Company employs to protect these technologies and these rights may not be adequate. Moreover, in some cases, the licensor can terminate a license or convert it to a non-exclusive arrangement if Nordion fails to meet specified performance targets.

Nordion may incur significant expense in any legal proceedings to protect the Company’s proprietary rights or to defend infringement claims by third parties. In addition, claims of third parties against the Company could result in awards of substantial damages or court orders that could effectively prevent it from manufacturing, using, importing or selling its products in the U.S. or in any other country. It could also, depending on the quantum of damages awarded, have a material adverse effect on the Company’s financial results.

The Company’s access to cash for ongoing operations or for strategic transactions may be restricted due to the cost or availability of financing and/or government regulations.

While Nordion intends to finance on-going operations, capital expenditures and restructuring costs from existing cash, and cash flow from operations, cash financing required for large strategic transactions or unexpected operating needs, including liabilities associated with the businesses the Company has sold, may prove costly, and difficult or impossible to obtain.  Banks and other lenders may not be willing to provide financing to the Company, or financing on acceptable terms, particularly until the Company’s medical isotope business becomes more stable.

The outcome of the Company’s arbitration with AECL and its lawsuit against AECL and the Government of Canada may result in a decline in the price of the Company’s Common shares.

To provide greater security for the future supply of Mo-99 and other reactor-produced radioisotopes commonly used in nuclear medicine, in 1996, the Company contracted with AECL for the construction and operation of two special-purpose reactors and a processing facility (the MAPLE Facilities) to produce such isotopes. In May 2008, AECL and the Government of Canada announced their intention to discontinue the MAPLE project without prior notice to or consultation with Nordion. See Section 4.3 – Description of the Business – Medical Isotopes.

In July 2008, Nordion served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada with respect to the breach of and inducing breach of the 2006 Agreement respectively. The Company is currently focused on the confidential arbitration proceedings.

Nordion believes that it has a strong case against AECL in the arbitration proceedings, and against AECL and the Government of Canada in the court action. The Company is currently focused on the arbitration proceedings. The Company believes it has a strong defence to AECL’s counterclaim in the arbitration and a strong claim against AECL in the court action regarding the 1996 Agreement. However, given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, the range of remedies that may be awarded under the arbitration and/or lawsuit if the Company is successful in its claim, the Company is unable to project a specific outcome for this dispute. An unfavourable outcome could have an adverse effect on the business, and the price of the Company’s Common shares which could be material.

From time to time during the normal course of business, the Company and its subsidiaries may be subject to litigation and regulatory proceedings.

From time to time, the Company may be the plaintiff or defendant in litigation, including potential litigation regarding products and services it provides or products and services it expects or receives from others and may also be subject to regulatory proceedings. Lack of success in such litigation or regulatory proceedings may expose the Company to financial loss or prevent it from enforcing rights that are important to the Company, thereby having an adverse effect on the business or results of operations of the Company. During fiscal 2009, the Company was served with two complaints related to repeat study costs, mitigation costs related to certain bioequivalence studies carried out at the Company’s Quebec, Canada facility, and claims for lost profits. While Nordion maintains an accounting provision in respect of study costs as well as errors and omissions insurance with respect to damages, there can be no assurance that the level of insurance or accouting provisions will be adequate to cover such claims. Nordion has assessed these claims and accrued a $5 million insurance deductible related to claims for lost profit. In addition, material litigation that is not covered by insurance policies, or falls within retained liability under the Company’s policies, could have a material adverse impact on the business, financial condition, or results of operations of the Company.

Nordion may not be able to successfully execute strategic transactions.

Nordion may be unable to complete the acquisition of promising businesses or license technologies for many reasons, including:

•	global market conditions and lack of credit availability;
•	the need for regulatory and other approvals;
•	the inability by the Company, or others, to raise capital to fund transactions;
•	current valuations of businesses and technologies;
•	potential restrictions in instruments governing the Company’s indebtedness; or
•	regulatory or statutory restrictions including with respect to foreign ownership of shares of Nordion (Canada) Inc. See Section 6.4 – Ownership and Other Restrictions.

Any business Nordion may seek to acquire or technology it may seek to license may fall short of expectations or may prove to be unprofitable. Accordingly, the earnings or losses from any such business that is acquired or technology that is licensed may dilute earnings. In addition, any failure to complete an acquisition, divest a business or license a technology may result in adverse market reaction.

The Company is attempting to sell, and if unsuccessful, has stated its intent to take restructuring actions of its Belgium operations and may be required to incur additional charges in the future to implement additional restructuring.

In December 2010, Nordion announced that it had signed a non-binding letter of agreement with Best Medical International Inc. for the divestiture of MDS Nordion S.A., its Belgium-based operations. There is no certainty that this transaction will close. In the event that the transaction does not close, the Company would expect to reinitiate its restructuring plans for its Belgium operations. Restructuring costs may have a negative impact on the operations of the Company, and these actions may not achieve the desired improvement in profitability and the business would be adversely affected.

As part of the Company’s licensing of its facilities it is required to provide a letter of credit, and when it leaves the site, ultimately pay for the decommissioning of its sites which could have a material adverse effect on the Company’s financial position.

As a result of processing and storing radioactive material, the buildings and equipment at the Company’s facilities may become contaminated with radioactive material. When a site is exited, the Company is required to dismantle and dispose of all contaminated buildings and equipment. The costs of dismantling and, in particular, disposing of radioactive material could be significant and may have a material adverse effect on the Company’s financial position.

Patent protection for Nordion’s proprietary products, processes, and technologies may be difficult and expensive to obtain or maintain and may not result in sufficient protection for the Company’s technology.

Nordion has applied, or intends to apply, for additional patents to cover its newest products. The Company may not obtain issued patents from any pending or future patent applications owned by or licensed to us. Of the U.S. and foreign patents Nordion currently holds, the claims allowed may not be broad enough to protect its technology. In addition, competitors may design around Nordion’s technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for some of the Company’s competitors to capture increased market position.

Changes in trends in the pharmaceutical and biotechnology industries could adversely affect operating results.

Industry trends and economic and political factors that affect pharmaceutical and biotechnology companies also affect the Company’s business. The Company provides services to pharmaceutical and biotechnology companies, including contract manufacturing and product development support.  The Company’s business could be adversely affected by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, as well as changes in the acceptance and use of radiopharmaceutical products.

Foreign currency exchange rates may adversely affect results.

The Company derives a large portion of revenues from international sales. For the year ended October 31, 2010, the Company derived approximately 97% and 43% of total revenues from continuing operations, from outside Canada and the U.S., respectively. In addition, the Company purchases product from outside of Canada and has commitments to purchase products over a number of years in U.S. dollars. The Company’s financial statements are denominated in U.S. dollars. However, the Company’s primary operating locations are in Canada, and the Company incurs operating expenses in Canadian dollars. As a result, factors associated with international operations, including changes in foreign currency exchange rates, could significantly affect the business, financial condition and results of operations of the Company.

As a global company, the Company’s exposure to foreign-exchange rate changes includes but is not limited to the following:

•	Costs and revenues incurred in Canadian dollars and foreign currencies, when translated into U.S. dollars for financial reporting purposes, can fluctuate due to exchange rate movements;
•
Embedded derivatives based on the currency of certain contracts the Company enters into with customers and suppliers, in particular the Company’s Russian supply agreements, are valued at market rates. The Company may report significant gains or losses based on changes in current and expected future, or commonly referred to as forward, exchange rates;

•
The Company’s foreign subsidiaries, on occasion, invoice third-party customers in foreign currencies other than the functional currency in which they primarily conduct business. Movements in the invoiced currency, compared with their functional currency, can result in either realized or unrealized transaction losses that directly impact cash flows and results of operations of the Company;

•
Certain long-term contracts with suppliers or customers may experience significant fluctuations in foreign exchange rates over several years thereby impacting cash flows and results of operations of the Company; and

•
The cash flow needs of each of the Company’s foreign subsidiaries vary over time. Accordingly, there may be times when a subsidiary is on the receiving side or the lending side of a short-term advance from either the Company or one of its subsidiaries. These advances, being denominated in currencies other than a particular entity’s functional currency, can expose the Company to volatility in exchange rates that can adversely impact both its cash flows and results of operations.

As a result of the Strategic Repositioning of the Company and move of the corporate headquarters to Ottawa, the majority of the Company’s existing corporate employees, including executive officers, left the Company in 2010 and, as a result, the business may be adversely affected.

During 2010, following the completion of the sales of Analytical Technologies and Pharma Services, the Company closed its corporate offices in Toronto, Canada and established its new corporate headquarters in Ottawa, Canada. As a result of these changes, a large majority of the corporate staff left the Company including the previous CEO, CFO, and Chief Accounting Officer. The Company’s executive officers and corporate employees are responsible for, or significantly involved inthe Company’s business decisions and activities, including among other things, financial reporting, taxation and the sale of businesses. The Company implemented a transition plan to support the transfer of work, processes and knowledge between former employees in Toronto and existing or new employees hired in Ottawa, retained certain employees from the prior corporate staff, and implemented a records retention program. However, given the significant change in employees, certain key aspects of knowledge of the business may not have been transferred to the new corporate staff. This may result in, among other things, the Company not being successful in supporting audits of tax filings, and defending claims, particularly in relation to the businesses we have sold.

Nordion may not be able to integrate acquired businesses or licensed technologies into its existing business or make acquired businesses or licensed technologies profitable.

Nordion may be unable to integrate acquired businesses or licensed technologies into its existing business, or make the acquired businesses or licensed technologies profitable for various reasons including:

•	its ability to retain key employees;
its ability to integrate business information systems and processes;
its ability to complete the development of products and sell them into the market; and
incompatible management or other cultural differences.

Nordion may bear financial risk if the Company under-prices its contracts or overruns cost estimates.

The Company’s contracts for production irradiators, contract manufacturing and radiopharmaceutical development services are often structured as fixed price or fee-for-service with a cap. Nordion bears the financial risk if it under-prices contracts or otherwise overruns cost estimates. Certain contracts may also involve foreign exchange risk when costs are incurred in a different currency than revenue. As a result, under pricing, significant cost overruns, and foreign exchange risk could have a material adverse effect on the business, financial condition, and results of operations of the Company.

If Nordion is unable to attract suitable participants for its clinical trials, its business might suffer.

The clinical research studies that Nordion runs and plans to run rely on the accessibility and willing participation of appropriate patients. The Company’s clinical research activities could be adversely affected if it is unable to attract suitable and willing participants on a consistent basis.

The Company could be subject to claims as a result of product failure in clinical trials testing.

Currently, the Company carries out clinical trials testing, primarily related to its TheraSphere® product. An adverse event, including one due to errors or omissions that create harm, during a trial could result in an individual participating in the trial to file a claim against the company which could have a material adverse impact on the business, financial condition, and results of operations of the Company.

Cost of research and development could increase in the event certain tax credits were to become unavailable.

Most of the research and development activities that the Company conducts in Canada, including those performed on behalf of, or in partnership with customers, are eligible for tax credits.  Elimination or significant reduction of these tax credits would have a material impact on the overall costs of research and development, which would have a material adverse effect on the business, financial condition, or results of operations of the Company. In addition, if the Company is not profitable, the benefit of these credits would be limited as they can only be applied as a credit to income taxes payable.

6.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

6.1.	Summary Annual Information

(thousands of U.S. dollars, except per share amounts)	2010	2009	2008
Revenues
Medical Isotopes	$57,958	$94,412	$120,987
Targeted Therapies	65,552	42,261	40,367
Sterilization Technologies	116,842	94,590	118,099
Total segment revenues	240,352	231,263	279,453
Corporate and Other	-	-	16,781
Consolidated revenues from continuing operations	$240,352	$231,263	$296,234

Segment earnings
Medical Isotopes	$4,146	$31,812	$45,200
Targeted Therapies	6,582	261	(4,149)
Sterilization Technologies	46,861	35,085	53,496
Total segment operating earnings	$57,589	$67,158	$94,547

Corporate and Other	66,109	40,876	51,928
Depreciation and amortization	29,230	23,631	25,282
Restructuring charges, net	62,531	9,306	1,240
MAPLE facilities write-off	-	-	341,000
AECL arbitration and legal costs	9,207	1,944	677
Loss on sale of investments	1,054	-	-
Loss on sale of business	-	-	3,869
Write-down of investments	-	939	10,654
Impairment of long-lived assets	8,913	-	-
Change in fair value of embedded derivatives	(13,050)	(7,922)	14,488
Consolidated operating loss from continuing operations	$(106,405)	$(1,616)	$(354,591)

Basic loss per share from continuing operations	$(1.16)	$(0.10)	$(1.99)

Cash and cash equivalents	$122,802	$298,203	$117,052

Gross margin	47%	49%	49%
Capital expenditures from continuing operations	$7,639	$9,983	$12,420
Total assets	$553,956	$1,625,870	$1,835,898

6.2.	Capital Structure

When looking at the Company’s capital structure, Nordion considers, among other things, requirements for operations, including working capital fluctuations, the Company’s ability to access capital, the Company’s risk profile, and the flexibility provided by cash and liquidity sources. In addition, with the uncertainty in the Medical Isotopes business, in particular Nordion’s current reliance on the NRU reactor, and the liabilities that could arise from the businesses that have been sold, the Company intends to maintain a certain level of liquidity and access to capital.

Nordion uses a combination of equity and long-term debt to finance its business. The Company has one class of shares authorized and outstanding, being Common shares. As at October 31, 2010, there were 67,238,653 Common shares outstanding.

The Common shares entitle the holder thereof to receive notice of, to attend, and to vote at all meetings of holders of Common shares.  Each Common share entitles the holder thereof to one vote per share and to share rateably in the assets of the Company on liquidation or dissolution.

In fiscal 2010 the Company repaid in full its outstanding senior unsecured notes at a cost of $223 million.

In the first quarter of fiscal 2010, Nordion cancelled its C$500 million revolving credit facility, which had no outstanding or undrawn amounts. As of October 31, 2010, the Company maintained committed credit facilities in the amount of
$50 million, which are used expressly for letters of credit and letters of guarantee. These credit facilities are secured by cash for the total amount of letters of credit and/or letter of guarantee that have been issued. The cash used to secure the credit facilities is accounted for as restricted cash and is not available for use in operations.

The Company has a defeased non-interest bearing government loan, and a note payable associated with the purchase of specific assets. At October 31, 2010, the value of all of the Company’s outstanding debt was $44.2 million. The fully funded financial instrument that defeases the non-interest bearing government loan is valued at $43.9 million.

6.3.	Dividends and Share Buy Backs

Nordion did not pay dividends in fiscal 2010. During fiscal 2010, Nordion conducted a Substantial Issuer Bid, repurchasing and cancelling 52,941,176 or 44% of the Company’s Common shares for an aggregate purchase price of $450 million.

In January 2011, the Company announced the introduction of a dividend and a re-initiation of a Normal Course Issuer Bid (NCIB).

The Company has set an initial quarterly dividend of $0.10 per share. The dividend rate reflects what Nordion believes is a reasonable balance between providing shareholders with what the Company expects will be a sustainable and growing return of capital, while leaving the business with financial flexibility. When arriving at the dividend level, the Company also took into account potential investments, including the previously discussed clinical trials to support TheraSphere® growth, as well as the uncertainty in the levels of cash flow that the Medical Isotopes business will generate over the medium- to long-term.

As a result, when the Company considered its current cash balance, other investments and debt level, the Company determined what it believed would be sufficient cash, in excess of the expected operating and liquidity requirements, to fund the repurchase of shares through an NCIB.

Nordion has been authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 Common shares. The authorized number of shares for repurchase represents approximately 10% of Nordion’s public float and 8% of its outstanding shares. Annual purchases to a maximum of $65 million under the NCIB may begin on January 26, 2011 and will end no later than January 25, 2012. Subject to any block purchases made in accordance with the TSX, daily purchases will be limited to 21,209 Common shares, which represent 25% of the average daily trading volume on the TSX for the most recent six calendar months.

While the Company intends to repurchase the majority, if not all, of the Common shares, under the current NCIB it expects to continue to monitor and assess its cash requirements, liquidity and access to capital in determining the final amount to repurchase and/or whether to continue to implement NCIBs in future years.

Nordion had an NCIB in place to purchase up to 4,136,766 Common shares that expired on July 2, 2009. The Company did not repurchase or cancel any Common shares in fiscal 2009 under this NCIB (fiscal 2008 - 1,417,900 Common shares), and the Company did not repurchase or cancel any Common shares in fiscal 2009 under the previous NCIB (fiscal 2008 – 1,485,300 Common shares).

During fiscal 2008, Nordion repurchased 2,903,200 Common shares under its NCIB.

6.4.	Ownership and other restrictions

As a participant in the nuclear industry, Nordion (Canada) Inc. a wholly-owned indirect subsidiary of the Company and the entity which holds the Nordion assets is subject to the Nordion and Theratronics Divestiture Authorization Act (Canada). This Act effectively imposes restrictions and limitations on the beneficial ownership or control of voting shares of Nordion (Canada) Inc. by “non-residents” of Canada (as such term is defined in the Act). In addition, if Nordion or any of its assets were to be the subject of an acquisition or merger transaction with a third party, such transaction would need to comply with competition statutes in Canada, and other jurisdictions in which we carry on business to assess whether the transaction is likely to substantially prevent or lessen competition in one or more markets.  In addition, the Investment Canada Act provides that acquisitions by “non-Canadians” of control of Canadian businesses are subject to, amongst other things, review and approval according to a “net benefit to Canada” test. Under the 2006 Interim and Long-Term Supply Agreement (2006 Agreement) between Nordion (Canada) Inc., on behalf of Nordion, and AECL, Nordion (Canada) Inc. has granted rights of first offer and first refusal in favour of AECL in the event that Nordion (Canada) Inc. proposes to transfer all or a substantial portion of its isotopes business to certain designated third parties.

7.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to the 2010 MD&A.

8.	MARKET FOR SECURITIES

8.1.	Trading price and volume

The outstanding Common shares are listed for trading on the TSX (TSX: NDN) and the New York Stock Exchange (NYSE) (NYSE: NDZ). The following table sets forth the price ranges and volume of Common shares traded on the TSX and the NYSE for each month of fiscal 2010. Until October 31, 2010, Nordion shares traded under the following ticker symbols: TSX: MDS; NYSE: MDZ.

	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	(CDN$)			(US$)
Fourth Quarter of 2010
October	11.42	10.16	1,792,423	11.14	10.00	3,663,457
September	10.74	9.81	3,516,676	10.42	9.53	8,551,727
August	10.20	9.64	1,388,927	9.75	9.28	2,342,998
Third Quarter of 2010
July	10.17	9.19	2,580,460	9.68	8.75	5,118,309
June	9.30	8.56	13,825,969	8.90	8.22	8,213,952
May	9.39	8.56	3,317,124	9.13	8.07	8,900,923
Second Quarter of 2010
April	9.22	8.19	14,435,037	9.21	8.13	20,667,749
March	8.76	8.09	23,701,128	8.58	7.97	46,942,854
February	8.86	8.23	10,045,164	8.38	7.75	13,591,953
First Quarter of 2010
January 2010	8.35	7.81	3,455,345	8.01	7.41	8,705,640
December 2009	8.19	7.70	8,154,975	7.65	7.21	7,481,065
November 2009	8.70	7.88	3,962,895	8.07	7.52	9,086,785

Other than the Common shares, no other class of securities of the Company is traded or quoted on any exchange or market.

9.	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

9.1.	AECL Arbitration

In July, 2008, Nordion served AECL with Notice of Arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations under the 2006 Agreement, and, in the alternative and in addition to such order, seeking significant monetary damages. Nordion concurrently filed a court claim against AECL and the Government of Canada seeking damages against AECL in the amount of C$1.6 billion for negligence and breach of contract relating to the 1996 Agreement and against the Government of Canada, Nordion is seeking damages in the amount of C$1.6 billion for inducing breach of contract and interference with economic relations in respect to the 2006 Agreement.

AECL has served certain counterclaims claiming damages for breach of contract in the amount of $250 million and other relief. The Company believes it has a strong defence to such counterclaims on the merits. In addition, Nordion believes that it has a strong case against AECL and the Government of Canada with respect to the 2006 agreement. The Company’s current focus is on the arbitration proceedings which are confidential. Given the present stage and complex nature of the proceedings, the uncertainty in projecting the probability of any particular outcome of a dispute of this nature, and the range of remedies that may be awarded under the arbitration and/or lawsuit if Nordion is successful in its claim, the Company is unable to project a specific outcome for this dispute. An unfavourable outcome could have an adverse effect on the business, financial condition, and results of operations which could be material.

Hearings for the arbitration are expected to continue into the second half of fiscal 2011. The Company expects a decision from the arbitration panel thereafter. In addition to the arbitration and legal proceedings initiated by Nordion against AECL and the Government of Canada, the Company continues to explore supply alternatives to mitigate supply shortfalls from AECL, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

9.2.	Bioequivalence Studies

During fiscal 2009, Nordion was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. Nordion has assessed this claim, and amounts related to the direct costs associated with the repeat study costs have been provided for in an FDA provision (see 2010 Financial Statements). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed an Answer and intends to vigorously defend this action.

During fiscal 2009, Nordion was served with a Statement of Claim related to repeat study and mitigation costs of
$5 million (C$5 million) and loss of profit of $29 million (C$30 million). This action relates to certain bioequivalence studies carried out at the Company’s Montreal, Canada facility from January 1, 2000 to December 31, 2004. The Company maintains reserves in respect of study costs as well as errors and omissions insurance. Nordion has assessed this claim, and amounts related to the direct costs associated with the repeat study costs have been provided for in an FDA provision (see 2010 Financial Statements). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities included in accrued liabilities. The Company has filed a Statement of Defence and intends to vigorously defend this action.

10.	DIRECTORS AND OFFICERS

10.1.	Directors

The following describes the Directors of the Company. Details on compensation and share ownership guidelines for the Directors can be found in the Company’s Management Proxy Circular dated January 7, 2011.

William D. Anderson, 61 Toronto, Ontario, Canada Director since 2007 Independent
Mr. Anderson, a Chartered Accountant, is a Corporate Director, having retired in 2005 after serving 14 years with BCE Inc. (a global communications company headquartered in Montreal, Quebec). From 2001 to 2004, Mr. Anderson was President of BCE Ventures and from 1997 to 2000 was Chief Financial Officer of BCE Inc.
Areas of Expertise:  Global Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership12
	Board of Directors (Chair) Finance & Audit (ex officio) EHS & Governance Human Resources & Compensation (ex officio) Technology (ex officio)			11/11 8/8 4/4 8/8 2/2	TransAlta Corporation Gildan Activeware Inc. Sun Life Financial
	Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	5,000	31,162	36,162	$445,165	$722,613
	2009	5,000	20,178	25,178	$348,816
	change	nil	+10,984	+10,984	+$96,349
	Options Held: 0 (Director option grants were discontinued in 2003)

William G. Dempsey, 59 Marco Island, Florida, USA Director since 2008 Independent
Mr. Dempsey was an Executive with Abbot Laboratories for 25 years prior to his retirement in 2007. Mr. Dempsey’s assignments included Executive Vice-President of the Pharmaceutical Products Group and Senior Vice-President of International Operations.
Areas of Expertise:  Global Life Sciences/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership12
	Board of Directors Finance and Audit EHS & Governance Technology (Chair)			7/119 5/8 4/4 2/2	Landaeur, Inc.
	Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	-	49,324	49,324	$534,253	$120,435
	2009	-	33,803	33,803	$309,921
	change	nil	+15,521	+15,521	+$224,333
	Options Held: 0 (Director option grants were discontinued in 2003)

William A. Etherington, 69 Toronto, Ontario, Canada Director since 2001 Independent
Mr. Etherington is a Corporate Director and the retired Chairman of the Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice-President and Group Executive, Sales & Distribution, IBM Corporation (a global information technologies company headquartered in Armonk, NY), and Chairman, President and Chief Executive Officer, IBM World Trade Corporation.

Areas of Expertise:  Global Technology/Operations/Strategy/Sales and Marketing

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Human Resources & Compensation (Chair) Finance & Audit			11/11 8/8 2/2	Celestica Inc. Onex Corporation SSIC Inc.
	Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	10,000	61,236	71,236	$751,817	$120,435
	2009	10,000	49,211	59,211	$792,536
	change	nil	+12,025	+12,025	-$40,719
	Options Held: 15,500 (Director option grants were discontinued in 2003)

Robert W. Luba, 68 Toronto, Ontario, Canada Director since 1996 Independent
Mr. Luba is President of Luba Financial Inc. (an investment company in Toronto, Ontario). Prior to 1994, he was President and Chief Executive Officer of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited.
Areas of Expertise:  Global Financial/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Finance & Audit (Chair) Human Resources & Compensation			11/11 8/8 8/8	Invesco Trimark Funds Softchoice Corporation
	Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	11,600	65,386	76,986	$919,719	$120,435
	2009	11,600	56,103	67,703	$899,486
	change	nil	+9,283	+9,283	$20,233
	Options Held: 8,000 (Director option grants were discontinued in 2003)

Mary A. Mogford, 66 Newcastle, Ontario, Canada Director since 1998 Independent
Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.  Ms. Mogford was made a Fellow of the Institute of Corporate Directors (ICD) in 2002 in recognition of her contribution to corporate governance in Canada and in 2004 she was one of the first directors accredited to the ICD/Rotman School of Management Directors Education Program.
Areas of Expertise:  Human Resources/Government/Governance/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors EHS & Governance (Chair) Human Resources & Compensation			11/11 3/4 8/8	Potash Corporation of Saskatchewan
	Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	13,150	36,348	49,498	$727,304	$120,435
	2009	13,150	31,405	44,555	$683,947
	change	nil	+4,943	+4,943	+$43,357
	Options Held: 8,000 (Director option grants were discontinued in 2003)

Kenneth E. Newport, 45 Navan, Ontario, Canada Director since 2010 Independent
Mr. Newport served as Senior Vice-President and Executive Committee member at PRA International Inc. for three years until his retirement in 2005. In the mid-nineties he was co-founder and President of CroMedica Inc., a clinical trials contract research organization which was sold to PRA International in 2002. Mr. Newport was also a founding member of Global Biomedical Capital Corporation, Zelos Therapeutics Inc., Prime Trials Inc. and other life science organizations. He is a member of the Institute of Corporate Directors and serves on the corporate boards of The Opmedic Group Inc., Jennerex Inc., and Medgenesis Therapeutics Inc.
Areas of Expertise Global Life Sciences/Operations/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors			1/2	The Opmedic Group Inc.
Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	0	1,890	1,890	$20,474	$120,435
	2009	n/a	n/a	n/a	n/a
	change	nil	+1,890	+1,890	+$20,474
Options Held: 0 (Director option grants were discontinued in 2003)

Dr. Adeoye Olukoton, 65 New Jersey, USA Director since 2010 Independent
Dr. Olukotun is the CEO of Cardiovax Inc., a biotechnology company focused on developing innovative cardiovascular therapies.  He is also a co-founder of VIA Pharmaceuticals and served as the Chief Medical Officer since 2004.  From 2000 to 2003, he was the CEO of CR Stragegies, LLC, a clinical research and development consulting firm.  From 1996 to 2000, Dr. Olukotun was Vice President of Medical and Regulatory Affairs and Chief Medical Officer of Mallinckrodt, Inc.  He is a Fellow of the American College of Cardiology as well as the American Heart Association.
Areas of Expertise Medical/Regulatory/Strategy

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Human Resources & Compensation Technology Committee			3/4 2/2	Icagen, Inc. SemBioSys Genetics, Inc. BioClinica Inc.
Securities Held
	Year	Common Shares	DSUs	Total Common Shares and DSUs	Total At-Risk Value of Common Shares and DSUs	Minimum Ownership Requirement
	2010	-	4,456	4,456	$48,262	$120,435
	2009	n/a	n/a	n/a	n/a
	Change	nil	+4,456	+4,456	+$48,262
Options Held: 0 (Director option grants were discontinued in 2003)

Steven M. West, 58 Ottawa, Ontario, Canada Director since 2010 Related
Mr. West is President and Chief Executive Officer, Nordion. He was appointed Chief Executive Officer of Nordion Inc. (formerly MDS Inc.) in January 2010. Mr. West, who in September 2009 was appointed Chief Operating Officer, has served as President of Nordion since April 2003. He joined MDS Capital Corp. (now Lumira Capital) in 2001 as a senior partner after serving as President, DiverseyLever Canada. His background includes various CEO assignments in Asia and the Pacific Rim, as well as international business-development responsibilities in the specialty chemicals field. Steve has a degree in Genetics from London University (UK) and completed postgraduate research in Biotechnology.
Areas of Expertise:  Global Life Sciences/Operations/Strategy/Medical/Business Development/ Marketing/ Government

	Nordion Board/Committee Membership			Attendance	Current Public Board Membership
	Board of Directors Technology Committee			11/11 2/2	-
	Securities Held
	Year	Common Shares	DSUs/ RSUs/ PSUs	Total Common Shares and DSUs/RSUs/ PSUs	Total At-Risk Value of Common Shares and DSUs/RSUs/PSUs	Minimum Ownership Requirement
	2010	25,400	29,199	54,599	$600,753	$744,733
	2009	-	96,199	96,199	884,069
	change	nil	-67,009	-67,009	$-251,034]
	Options Held: 631,500 (options granted as an executive officer)

10.2.	Executive Officers

In addition to Mr. Steve West, CEO, Nordion, the Company’s Executive Management team currently comprises the following individuals:

Executive Officer Name	An Officer of the Company Since	Position with Nordion	Employment History for the Previous Five Years
Christopher Ashwood Ontario, Canada	2010	Senior Vice-President (SVP), Corporate Services
Mr. Ashwood was Nordion’s SVP of Human Resources and Information Technology from 2008 to 2010. Prior to joining Nordion in 2008, he was Vice President, Product Development Solutions at Nortel Networks.

Tamra Benjamin Ontario, Canada	2010	Vice-President (VP), Public & Government Relations
Prior to her appointment, Ms. Benjamin was VP, Communications, Nordion. From 2006 to 2009, Ms. Benjamin worked in various Communications roles. Prior to joining Nordion, Ms. Benjamin was Director, Marketing Communications with TenXc Wireless.

Kevin Brooks Ontario, Canada	2010	SVP, Sales & Marketing	Prior to joining Nordion in 2006, Mr. Brooks was Global Brand Director, Cardiology with GE Healthcare.
Jill Chitra Ontario, Canada	2010	SVP, Quality and Regulatory Affairs	Prior to 2010, Ms. Chitra was VP, Strategic Technologies. From 2006 to 2008, she was VP, Global Research & Development, and before that VP, Engineering & Development.
Dr. Peter Covitz Ontario, Canada	2010	SVP, Innovation	Prior to 2008, Dr. Covitz was Chief Operating Officer at the National Cancer Institute Center for Biomedical Informatics and Information Technology in Maryland, U.S., where he worked since 2002.
Peter Dans Ontario, Canada	2007	Chief Financial Officer (CFO)
Mr. Dans held the positions of Senior Vice-President and Vice-President Financial Planning and Analysis with Nordion from 2007 to 2010. Before that he worked at Nortel Networks and was CFO of LG-Nortel in Korea since 2005.

Kenneth L. Horton Massachusetts, U.S.	2005	Executive Vice-President, Corporate Development and General Counsel	Previous to 2005, Mr. Horton was Vice-President, Acquisitions, Ventures and General Counsel for the Life and Analytical Sciences business unit at PerkinElmer.
Scott McIntosh Ontario, Canada	2010	VP, Operations	Prior to his appointment, Mr. McIntosh was Vice-President, Manufacturing with Nordion since 2005.

In January 2010, Stephen P. DeFalco, former President and Chief Executive Officer, left the Company and Steven M. West, former Chief Operating Officer of the Company and President of Nordion, was appointed CEO of Nordion Inc. In addition, Douglas S. Prince, former CFO left the Company and Peter Dans, former Senior Vice President, Finance of the Company was appointed CFO.

To the knowledge of Nordion, the directors and executive officers of Nordion, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 77,036 Nordion Common shares representing 0.11% of Nordion’s issued and outstanding Common shares as of October 31, 2010.

10.3.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Nordion, no director or executive officer of Nordion (a) is at the date hereof or has been, in the last 10 years before the date hereof, a director, chief executive officer (CEO) or chief financial officer (CFO) of any company, including Nordion that, while that person was acting in that capacity, (i) was the subject of a cease trade order, similar order or an order that denied the company or Nordion access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (ii) was subject to an order that was issued after that person ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in that capacity as a director, CEO or CFO, (b) is at the date hereof or has been in the 10 years before the date hereof, a director or executive officer of a company, including Nordion that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any bankruptcy or insolvency legislation or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold assets or (c) has within the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of any director, or executive officer except for Mr. Robert Luba, a director of Nordion who was an independent director of Safety-Kleen Corp., a New York Stock Exchange listed company, which filed for bankruptcy in 2000.

10.4.	Conflicts of Interest

To the Company’s knowledge there are no existing or potentially material conflicts of interest between the Company or a subsidiary of the Company and any director or officer of the Company or subsidiary.

11.	FINANCE & AUDIT COMMITTEE

11.1.	Composition of Finance & Audit Committee

Chair: Robert W. Luba

Members (as of January 20, 2011): William A. Etherington, Kenneth E. Newport, and William D. Anderson (ex officio). William G. Dempsey was as member of the Finance & Audit Committee until October 31, 2010.

The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Schedule A to this AIF. The responsibilities and duties of the Committee are set out in the Committee’s charter, the text of which is set forth in Schedule A of this AIF.

The Board of Directors believes that the composition of the Finance & Audit Committee reflects a high level of financial literacy and expertise. Each member of the Finance & Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws and the NYSE Corporate Governance Listing Standards. In addition, the Board has determined that each of Robert W. Luba and William D. Anderson is an “Audit Committee Financial Expert” as such term is defined under United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee.

11.2.	Auditor Service Fees

 The fees for all services performed by the auditors for the years ended October 31, 2010 and October 31, 2009 are set out below.

	2010 (US$‘000s)	2009 (US$‘000s)
Audit services	2,335	4,853
Audit-related services	357	2,301
Tax services	29	285

Total	2,721	7,439

In fiscal 2010, the Company paid additional fees related to audit services rendered for fiscal 2009 in the amount of $269,000 that are not reflected in the table above.

Audit Services – an audit engagement is one in which Ernst & Young LLP, or a foreign affiliate, has been hired to render an audit opinion on a set of financial statements or related financial information. These engagements include the opinion issued on the consolidated financial statements of Nordion, the opinions issued on subsidiaries of Nordion as required by statute in certain jurisdictions, and opinions issued on the financial statements of subsidiaries or entities over which Nordion exercises management discretion. The latter category includes audit opinions issued on Pension Plans established for the benefit of Nordion employees.

Audit-Related Services – an audit-related engagement is one in which some sort of assurance is provided that is not an audit opinion or one which supports the ability of Ernst & Young LLP to render an audit opinion in an indirect manner. Such engagements include reviews of the interim financial statements, the reports of which are provided to the Audit Committee, accounting assistance and advice and translation services related solely to the Company’s filed financial reports. From time to time, Ernst & Young LLP may also be engaged to provide audit-related services in connection with acquisitions, including audits of transaction-date balance sheets and similar services.

Tax Services – a tax engagement is one in which Ernst & Young LLP has been engaged to provide tax services, including assistance with tax compliance and tax advice and planning. Tax compliance assistance is generally provided to the foreign subsidiaries of Nordion and to certain entities that are controlled by Nordion but in which there are other minority interests. Tax compliance services include assistance with the preparation and filing of tax returns, and assistance in dealing with tax audits. Tax advice and planning services are provided to the Company and many of its subsidiaries and relate to both income taxes and sales and use taxes.

11.3.	Pre-Approval Policy for External Auditor Services

The Finance & Audit Committee has adopted processes for the pre-approval of engagements for services of its external auditors. The Finance & Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor. The policy identifies three categories of external auditor services and the pre-approval procedures applicable to each category, as follows:

•
Audit and audit-related services – these are identified in the annual audit service plan presented by the external auditor and require annual approval. Changes to these fees are reported to the Finance & Audit Committee at least quarterly.

•
Pre-approved list of non-audit services – non-audit services which are reasonably likely to occur have been identified and receive general pre-approval of the Finance & Audit Committee, and as such, do not require specific pre-approvals. The term of any general pre-approval is 12 months from approval unless otherwise specified. The Finance & Audit Committee annually reviews and pre-approves the services on this list.

•	Other proposed services – all proposed services not categorized above are brought forward on a case-by-case basis and specifically pre-approved by the Finance & Audit Committee.

All fees paid to the independent auditors for fiscal 2010 were approved in accordance with the pre-approval policy.

12.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Nordion nor any associate or affiliate of any of the foregoing, and, to the knowledge of the directors and executive officers of Nordion, no person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 percent of Nordion’s Common shares or any of such person or company’s associates or affiliates, has had an interest in any material transaction entered into by the Company since November 1, 2009.

13.	TRANSFER AGENT AND REGISTRAR

The transfer agent of the Company is CIBC Mellon Trust Company, Toronto, Canada.

14.	MATERIAL CONTRACTS

Following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Company within the most recently completed fiscal year, or were entered into before the most recently completed fiscal year and are still in effect, deemed to be material:

a)	Interim and Long-term Supply Agreement between Atomic Energy Canada Limited and Nordion (Canada) Inc., (see Section 4.3 – Description of the Business – Medical Isotopes).

b)	Stock and Asset Purchase Agreement among MDS Inc. and other sellers and DH Technologies Development PTE LTD and Danaher Corporate dates as of September 2, 2009.

15.	EXPERTS

The fiscal 2010 Financial Statements have been audited by Ernst & Young LLP, 1600-100 Queen Street, Ottawa, ON, K1P 1K1. During fiscal 2010, Nordion’s Audit Committee obtained written confirmation from Ernst & Young LLP confirming that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

In addition, the Company engaged other experts in fiscal 2010 to advise Nordion in matters related to the Strategic Repositioning who gathered information and provided opinions related to the Management Proxy Circular to approve the sale of Analytical Technologies. These included:

Blair Franklin Capital Partners Inc.	Commerce Court West, Suite 1905 199 Bay Street, P.O. Box 147 Toronto, Ontario M5L 1E2 Canada
Fasken Martineu DuMoulin LLP	333 Bay St Suite 2400 Bay/Adelaide Center P.O. Box 20 Toronto, Ontario M5K 2T6 Canada
Goldman, Sachs & Co.	85 Broad Street New York, New York 10004 USA
RBC Capital Markets	RBC Capital Markets 200 Bay Street, P.O. Box 50 Royal Bank Plaza 4th Floor, South Tower Toronto, Ontario M5J 2W7
Skadden, Arps, Slate, Meagher & Flom LLP	222 Bay Street, Suite 1750 P.O. Box 258 Toronto, ON M5J 1J5 Canada

16.	ADDITIONAL INFORMATION

Additional information about Nordion is available on the Company’s website at www.nordion.com, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange website at www.sec.gov.

Additional information, including directors’ and executive officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Management Proxy Circular dated as of January 7, 2011 prepared in connection with the Company’s Annual Meeting of Shareholders to be held on March 10, 2011.

Additional financial information is provided in the 2010 Financial Statements and the 2010 MD&A, each included in the 2010 Annual Report Financial Review of Nordion for its fiscal year ended October 31, 2010.

Copies of this AIF, as well as copies of Nordion’s 2010 Annual Report for the year ended October 31, 2010 and the Management Proxy Circular dated January 7, 2011, may be obtained from:

Ana Raman Director, Investor Relations Nordion Inc. Telephone: 613-595-4580 Fax: 613-595-4599 Email: investor.relations@nordion.com	447 March Road, Ottawa, Ontario K2K 1X8

SCHEDULE A – NORDION INC. FINANCE AND AUDIT COMMITTEE CHARTER

CHARTER OF THE FINANCE AND AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF NORDION INC.

Purpose

The primary function of the finance and audit committee (the “Finance & Audit Committee”) of the board of directors (the “Board”) of Nordion Inc. (the “Corporation”) is to assist the Board in fulfilling its oversight responsibilities for the financial reporting process including responsibility for overseeing:

•
the integrity of the Corporation’s financial statements and financial reporting process, including the system of internal control over financial reporting, the audit process and the processes for identifying, evaluating and managing the Corporation’s principal risks impacting financial reporting;

•	compliance with legal and regulatory requirements, other than those otherwise assigned from time to time by the Board;
•	financial oversight of Pension Plan management;
•	the qualifications and independence of the independent auditor; and
•	the Corporation’s internal audit function.

Consistent with these functions, the Finance & Audit Committee should encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices.

Approval of Charter

The Committee shall review and reassess annually the adequacy of this Charter.  Future changes of a material nature to this Charter require approval by the Board based on the recommendation of this Committee.

Authority to make minor technical amendments to this Committee Charter is delegated to the Corporate Secretary of the Company, who shall report any amendments to the Committee and Board of Directors at its next meeting.

Structure and Composition

The Finance & Audit Committee shall consist of no fewer than three members from among the Board.

Each member of the Finance & Audit Committee shall: (i) be free from any relationship that, in the opinion of the Board, would reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Finance & Audit Committee; and (ii) meet the independence and financial literacy requirements of all applicable corporate, exchange and securities statutes, rules and regulations in Canada and the United States (the “Regulations”).

Each member of the Finance & Audit Committee shall be financially literate as contemplated by applicable regulations and as determined by the Board in its business judgment.

At least one member of the Audit Committee shall be an “audit committee financial expert” as such term is defined by the Regulations. The Board shall make determinations as to whether any particular member of the Finance & Audit Committee satisfies this requirement.

The members of the Finance & Audit Committee shall be appointed by the Board annually or until their successors are duly appointed on the recommendation of the EHS & Governance Committee.

The Board shall normally designate the Chair of the Finance & Audit Committee. In the event that a Board designation is not made, the members of the Finance & Audit Committee shall elect a Chair by majority vote of the full Finance & Audit Committee.

In the event that the Chair of the Finance & Audit Committee does not attend a meeting of the Finance & Audit Committee, the members of the Finance & Audit Committee shall elect a temporary Chair for such meeting by majority vote of the members in attendance at the meeting.

Once appointed, Committee members shall cease to be a member of the Committee upon removal by the Board at any time for any reason.

Members of the Finance & Audit Committee shall not simultaneously serve on the audit committees of more than three public companies, including the Corporation, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Finance & Audit Committee.

Compensation for Committee members shall be approved by the Board on the recommendation of the EHS & Governance Committee.

Meetings

The Finance & Audit Committee shall meet at least quarterly and more frequently as circumstances dictate.

A majority of Finance & Audit Committee members present in person or by phone is required for meeting quorum.

The Finance & Audit Committee shall meet separately at their quarterly meetings with management, the Internal Auditor and the independent auditor in separate committee sessions.

The Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Vice President Tax and Treasury, Vice President Financial Planning and Analysis, Vice President Internal Audit and Risk and Corporate Secretary of the Corporation and representatives of the independent auditor shall normally attend meetings of the Finance & Audit Committee. The Finance & Audit Committee may request any officer or employee of the Corporation or the Corporation’s outside counsel or independent auditor to attend a meeting of the Finance & Audit Committee or to meet or provide consultations to the Finance & Audit Committee or any member thereof. Others may also attend meetings as the Finance & Audit Committee may request.

Notice of all meetings of the Finance & Audit Committee shall be sent to all Finance & Audit Committee members and to those persons referred to in the preceding paragraph.

Chair

The Chair of the Committee shall have the duties and responsibilities set forth in Appendix “A”.

Resolutions

Any decision or determination of the Committee reduced to writing and signed by all of the members of the Committee shall be fully as effective as if it had been made at a meeting duly called and held.

Responsibilities and Duties

(i)	Minutes and Reporting to the Board

The Finance & Audit Committee shall prepare written minutes of all of its meetings. The Finance & Audit Committee shall make regular reports to the Board, but not less frequently than quarterly.  In addition, after each meeting of the Finance & Audit Committee, the Chair of the Finance & Audit Committee or designate shall report to the Board on the significant matters addressed by the Finance & Audit Committee at such meeting and a copy of the minutes shall be made available to all members of the Board.

(ii)	Selection, Evaluation and Oversight of Independent Auditor

With respect to the Corporation’s independent auditor the Finance & Audit Committee shall:

•	have the sole authority to recommend to the Board the appointment, retention or replacement of the independent auditor (subject, if applicable, to shareholder approval)
•	be directly responsible for establishing the compensation of the independent auditor
•	have the independent auditor report directly to the Finance & Audit Committee and otherwise be directly responsible for overseeing the work of the independent auditor
•	have the authority to communicate directly with the independent auditor
•
meet with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit and approve the selection of the coordinating partner having primary responsibility for the audit

•	provide for the periodic rotation of the coordinating partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law
•	at least on an annual basis, evaluate the qualifications, performance and independence of the independent auditor and the senior audit partners having primary responsibility for the audit
•
obtain and review a report from the independent auditor at least annually regarding: (i) the independent auditor’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or raised by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (iii) any steps taken to deal with any issues, (iv) all relationships between the independent auditor and the Corporation, and (v) the independence of the independent auditor as required by the Regulations

•	review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former independent auditor
•
obtain confirmation from management that the Corporation has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Corporation for the immediately previous 12 month period

•	pre-approve all auditing services and permitted non-audit services (including fees and terms thereof) to be performed for the Corporation or its subsidiaries by the independent auditor

(iii)	Internal Audit

With respect to the Corporation’s lead of internal audit (the “Internal Auditor”), the Finance & Audit Committee shall:

•	have the authority to approve the appointment and termination of the Internal Auditor
•	have the Internal Auditor report directly on a functional basis to the Finance & Audit Committee (although the Internal Auditor may report administratively to the CEO or the CFO)
•	have the authority to communicate directly with the Internal Auditor
•	meet with the Internal Auditor to discuss the planning, scope and staffing of the internal audit plan
•
approve the internal audit mandate and annual plan, including the responsibilities, budget, compensation and staffing of the Corporation’s internal audit function, through inquiry with the Corporation’s independent auditor, management and the Corporation’s internal auditing department

(iv)	Financial Reporting of Quarterly Financial Results

With respect to the Corporation’s reporting of unaudited quarterly financial results, the Finance & Audit Committee shall:

•	prior to their public release and filing with securities regulatory agencies, review and discuss with management, the internal auditor and the independent auditor:
o	earnings press release
o	financial statements and notes thereto
o	management’s discussion and analysis

The review of the Corporation’s unaudited quarterly financial results shall include:

•	critical accounting policies and practices
•
significant financial reporting issues and judgments (e.g. estimates and reserves) made in the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles

•	the extent to which changes or improvements in financial or accounting practices, as approved by the Finance & Audit Committee, have been implemented
•	results of the independent auditor’s review
•	any written communications between the independent auditor and management (e.g. management letters, schedule of unadjusted differences)
•	any significant disagreements among management and the independent auditor in connection with the preparation of financial statements
•
adequacy of internal controls over financial reporting and any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies

•	management certifications of reports filed by the Corporation pursuant to applicable regulations
•	the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements
•	the Corporation’s use of “pro forma” or “adjusted” non-GAAP information
•	the Corporation’s use of forward-looking financial guidance
•	any correspondence with, or published reports by, regulators or governmental agencies which raise material issues regarding the Corporation’s financial statements or accounting policies
•	approve the unaudited quarterly financial statements of the Corporation

(v)	Financial Reporting of Year-End Financial Results

With respect to the Corporation’s annual audit, the Finance & Audit Committee shall:

•	prior to their public release and filing with securities regulatory agencies, review and discuss with management, the internal auditors and the independent auditor the:

o	earnings press release
o	financial statements and notes thereto
o	management’s discussion and analysis
o	results of the independent auditor’s audit

The review of the Corporation’s audited financial results shall include:

o	all matters described above under “Financial Reporting of Quarterly Financial Results”
o	results of the independent auditor’s audit
o
discussions with the independent auditor on the matters required to be discussed by Statement on Auditing Standards No. 61, including significant adjustments, management judgments and accounting estimates, significant new accounting policies, any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management

o
a report from the independent auditor describing (i) all critical accounting policies and practices to be used, (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor and (iii) other material communications between the independent auditor and management, such as the annual management letter or schedule of unadjusted differences

•	recommend to the Board whether the audited consolidated financial statements of the Corporation should be approved by the Board

(vi)	Financial Oversight of Pension Plan Management

With respect to the Corporation’s management of Pension Plans, the Finance & Audit Committee shall fulfill duties related to financial oversight of pension plan management including funding, asset management, and reporting.

The review of the Corporation’s Pension Plan’s shall include:

•	External Auditor reports and financial statements of the plans, including compliance with pension reporting regulations

•	Actuarial valuations and contribution and funding policies

•	Plan solvency and compliance with pension legislation

•	Review of the investment fund strategy and performance and investment manager selection

(vii)	Regulatory Filings and Guidance

The Finance & Audit Committee shall:

•
consider the effectiveness of the procedures that are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, other than management’s discussion and analysis and annual and interim earnings press releases, and shall periodically assess the adequacy of those procedures

•	issue any reports required of the Finance & Audit Committee to be included in the Corporation’s annual proxy statement
•	prior to their public release or filing with securities regulatory agencies, review and recommend to the Board the approval of the following documents:

o	Annual Information Form
o	Annual Report on Form 40-F
o	prospectuses

•
review financial information and review and approve annual earnings guidance provided by the Corporation to analysts and rating agencies or which the Corporation or any of its officers or employees intends to publicly disclose by way of press release (other than press releases referred to under “Financial Reporting of Quarterly Financial Results” and under “Financial Reporting of Year-End Financial Results”) or otherwise (which review may be done generally (i.e., discussion of the types of information to be provided or disclosed and type of presentations to be made); the Finance & Audit Committee need not discuss in advance each instance in which the Corporation may provide or disclose earnings guidance)

(viii)	Related Party Transactions and Off-Balance Sheet Structure

The Finance & Audit Committee shall:

•
review all proposed related-party transactions including those between the Corporation and its officers or directors and, if deemed appropriate, recommend approval of any particular transaction to the Board

•	review all material off-balance sheet structures which the Corporation is a party to

(ix)	Internal Controls, Risk Management and Legal Matters

The Finance & Audit Committee shall:

•	consider the effectiveness of the Corporation’s internal controls over financial reporting
•
discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies including the use of derivative financial instruments. Areas to be considered in this respect include:

o	insurance coverage
o	foreign currency exposure
o	interest rate exposure

•	review with management at least annually reports demonstrating compliance with risk assessment and with risk management policies
•
review quarterly with management, and if necessary, the Corporation’s counsel, any legal matter which could reasonably be expected to have a material impact on the Corporation’s financial statements or accounting policies

•
review the yearly report prepared by management, and attested to by the Corporation’s independent auditor, assessing the effectiveness of the Corporation’s internal control over financial reporting and stating management’s responsibility for establishing and maintaining adequate internal control over financial reporting prior to its inclusion in the Corporation’s annual filings under applicable securities laws

•	review quarterly with the Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Internal Auditor and Independent Auditor, periodically, the following:
o
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information; and

o	any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting
•	review and approve the Corporation’s disclosure policy

(x)	Capital Structure, Investment and Cash Management Policies, Disclosure Policy

The Finance & Audit Committee shall:

•	review and approve any changes to the Corporation’s capital structure
•	review and approve the Corporation’s treasury management policies
•	review and approve the Corporation’s disclosure policy

(xi)	“Whistle Blower” and Related Procedures

The Finance & Audit Committee shall oversee the establishment of procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls, auditing matters or fraud, and for the confidential and/or anonymous submission by employees of the Corporation of concerns regarding questionable accounting  auditing matters, internal control failures or fraud, which procedures shall include the requirement to advise the Finance & Audit Committee of all such complaints received.

(xii)	Review of Charter and Self Assessment

The Finance & Audit Committee shall:

•	review and reassess annually the adequacy of this Charter
•	review annually the Finance & Audit Committee’s own performance

(xiii)	Other Activities

The Finance & Audit Committee shall carry out such other activities consistent with this Charter, the Corporation’s by-laws and governing law, that the Finance & Audit Committee or the Board deems necessary or appropriate.

Resources and Authority

The Finance & Audit Committee shall have the authority to retain independent legal, accounting or other advisors, including consulting with the national office of the independent auditor, as it determines necessary to carry out its duties. The Corporation shall provide for appropriate funding, as determined by the Finance & Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and to any advisors employed by the Finance & Audit Committee and for ordinary administrative expenses of the Finance & Audit Committee.

The Finance & Audit Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its duties and in connection therewith, to inspect all books and records of the Corporation and its subsidiaries and to discuss such books and records and any matters relating to the financial position, risk management and internal controls of the Corporation and its subsidiaries with the officers of the Corporation and with the independent auditor.

Limitations on Committee’s Duties

It is recognized that members of the Finance & Audit Committee are not full-time employees of the Corporation and do not represent themselves to be accountants or auditors by profession.  Each member of the Finance & Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Corporation from whom such member receives information, and (ii) the accuracy of the financial and other information provided to the Finance & Audit Committee by such persons or organizations absent actual knowledge to the contrary.

While the Finance & Audit Committee has the responsibilities and power set forth in this Charter, it is not the duty of the Finance & Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of either management and/or the independent auditor.

In discharging its duties, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter, including designating any member of the Committee as an “audit committee financial expert” is intended, or should be determined to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

The essence of the Committee’s responsibilities is to monitor and review the activities described in this Charter to gain reasonable assurance (but not to ensure) that such activities are being conducted properly and effectively by the Corporation.

Appendix A – Position Description of Chair of the Finance & Audit Committee

In addition to the duties and responsibilities set out in the Board of Directors Charter and the Charter of the Finance & Audit Committee, the chair (the “Chair”) of the Finance & Audit Committee (the “Committee”) of Nordion Inc. (the “Company”) has the duties and responsibilities described below. The Committee Chair will:

1.	Provide overall leadership to enhance the effectiveness of the Committee, including:

a.	Recommend and oversee the appropriate structure, composition, membership and activities delegated to the Committee;

b.	Chair all meetings of the Committee and manage agenda items so appropriate consideration can be given to agenda items;

c.	Encourage Committee members to ask questions and express viewpoints during meetings;

d.	Schedule and set the agenda for Committee meetings with input from other Committee members, the Chair of the Board of Directors and management as appropriate;

e.	Facilitate the timely, accurate and proper flow of information to and from the Committee;

f.	Arrange for management, internal personnel, external advisors and others to attend and present at Committee meetings as appropriate;

g.	Arrange sufficient time during Committee meetings to fully discuss agenda items; and

h.	Carry out the responsibilities and duties of the Committee, as outlined in its Charter and review the Charter and duties and responsibilities with Committee members on an annual basis;

2.	Foster ethical and responsible decision-making by the Committee and its individual members.

3.	Provide for in-camera sessions at the quarterly meetings of the Committee and at such times as required.

4.	Following each meeting of the Committee, report to the Board of Directors on the activities, findings and any recommendations of the Committee.

5.	Carry out such other duties as may reasonably be requested by the Board of Directors.

SCHEDULE B – GLOSSARY

Acronyms:
AECL
Atomic Energy of Canada Limited

A nuclear technology and services company providing services to utilities worldwide. AECL delivers a range of nuclear services including R&D support, construction management, design and engineering to specialized technology, waste management and decommissioning in support of CANada Deuterium Uranium (CANDU) reactor products.

CANDU	CANada Deuterium Uranium A Canadian-invented, pressurized heavy water reactor.
CBCA	Canada Business Corporations Act The law applicable to business corporations incorporated to carry on business throughout Canada.
CNSC
Canadian Nuclear Safety Commission

An independent federal government agency that regulates the use of nuclear energy and material to protect health, safety, security and the environment and to respect Canada’s international commitments on the peaceful use of nuclear energy.

Co-59 and Co-60	Cobalt-59 and Cobalt-60 Co-59 is the stable form of cobalt. Co-60 is the radioactive isotope of Co-59. Co-60 has a half-life of 5.2 years.
CRO	Contract Research Organization A company that conducts research on behalf of a pharmaceutical or biotechnology company.
EMEA
European Medicines Agency

A decentralized body of the European Union whose main responsibility is the protection and promotion of public and animal health, through the evaluation and supervision of medicines for human and veterinary use.

FDA	Food and Drug Administration The U.S. regulatory agency charged with maintaining the safety of food, drugs, and cosmetics.
FDCFA	Facilities Development and Construction Funding Agreement A loan agreement between the Government of Canada and Nordion for C$100 million of which C$68 million is outstanding.
FDG	Fluorine-18 Fluorodeoxyglucose A short-lived isotope of fluorine used predominantly in PET scans.
GAAP
Generally Accepted Accounting Principles

The standard framework of guidelines for financial accounting. It includes the standards, conventions, and rules accountants follow in recording and summarizing transactions, and in the preparation of financial statements.

GCP and GLP
Good Clinical Practices and Good Laboratory Practices

Standards for the conduct of clinical trials (including laboratory studies), the data from which are expected to be submitted to a regulatory agency such as the FDA. In the case of GLP, these practices are defined by regulation.  GCP have arisen from general accepted clinical practices within the industry.

GMP or cGMP
Good Manufacturing Practice or Current Good Manufacturing Practice

Part of an approved quality system covering the manufacture and testing of active pharmaceutical ingredients, diagnostics, foods, pharmaceutical products, and medical devices.

HCC	Hepatocellular Carcinoma The most common primary malignant or cancerous tumor of the liver.
HEU	Highly Enriched Uranium Uranium that contains the isotope uranium-235 in a concentration of 20% or more. Naturally occurring uranium has a uranium-235 content of about 0.7%.
LEU	Low-Enriched Uranium Uranium that contains the isotope uranium-235 in a concentration 20% or less.
MD&A	Management Discussion and Analysis A section of a company’s financial report in which management discusses numerous aspects of the company, both past and present.
Mo-99	Molybdenum-99 A radioactive chemical formed by nuclear reactions including the fission of uranium. Mo-99 decays into Technetium-99m (Tc-99m), the most common isotope used for medical purposes.
NCIB	Normal Course Issuer Bid The action of a company buying back its own outstanding shares from the market so it can cancel them.
PET
Positron Emission Tomography

A diagnostic imaging technology that involves the injecting of a positron-emitting radioisotope into a patient. The positron emission creates gamma rays that are detected by a camera to provide an image of an organ, tumour,  or other body system.

SPECT
Single Photon Emission Computed Tomography

A diagnostic imaging technology that involves the injection of a gamma ray-emitting radioisotope into a patient. The gamma ray is detected by a camera that allows a physician to see a three-dimensional image of a particular organ or body system. A SPECT scan is often used to visualize blood flow in the heart and other organs.

TACE	Transarterial chemo-embalization A procedure in which the blood supply to a tumor is blocked (embolized) and chemotherapy is administered directly into the tumor.
Tc-99m	Technetium-99m Tc-99m is the metastable nuclear form of Techentium-99.
Y-90	Yttrium-99 A radioactive chemical used in medical isotopes.

Technical Terms:

Antibody	Proteins that are found in blood or other bodily fluids, and are used by the immune system to identify and neutralize foreign objects, such as bacteria and viruses.
Bioequivalence	The study of different formulations of the same drug to determine if the metabolic effects are equivalent.
Biotechnology	The scientific manipulation of living organisms, especially at the molecular genetic level, to produce useful products.
Clinical Trials
Broadly, the regulated process by which new drugs proceed after discovery through to acceptance for marketing to patients. The term most correctly refers to the period during which new compounds are tested in human subjects and encompasses the following broad phases:

Phase I	Segment of clinical trials research allocated to assessing the safety, tolerance, and pharmacokinetics of a new drug generally using otherwise healthy study subjects.
Phase II	Segment of clinical trials research allocated to assessing the safety and efficacy of a new drug in selected disease states using patients having the condition.
Phase III
Segment of clinical trials research allocated to assessing the safety and efficacy of a new drug often in comparison with standard therapies, conducted in an expanded, multi-centre manner using patients having the condition.

Phase IV	Follow-on clinical studies completed after the FDA has approved the new drug for marketing.
Pre-Market Approval	The U.S. FDA process of scientific and regulatory review to evaluate the safety and effectiveness of certain medical devices.
Cyclotron	A form of particle accelerator that can be used to produce radioisotopes.
Decay
A spontaneous radioactive process by which the number of radioactive isotopes in a material decreases over time resulting in the release of a defined amount of radiant energy/particles and/or the creation of different isotopes.

E. coli
A member of the family of microorganisms called coliforms. Many strains of E. coli live peacefully in the gut; however, one strain (E. coli 0157:H7) has been identified as the cause of a specific form of gastroenteritis characterized by abdominal cramps and bloody diarrhea, leading to kidney failure and sometimes death.

Efficacy	Capacity for producing a desired result or effect.
Electron (or E) Beam	A type of particle accelerator that creates a stream of high-energy electrons.
Gamma Radiation	Very high-energy electromagnetic radiation that is released from the decay of radioactive sources.
Generator	A device used to extract an isotope from a source of a decaying parent radioisotope.
Half-life	The time required for radioisotopes to decay to one-half the level of radioactivity originally present.
Heavy Water	Water that is highly enriched in deuterium.
Humanitarian Use Device	A device that is intended to benefit patients in the treatment and diagnosis of diseases or conditions that affect or is manifested in fewer than 4,000 individuals in the United States per year.
Investigator	The individual from a clinic site who is ultimately in charge of a study, typically a physician.
Irradiation	The process of exposing product or materials to radiation, including X-rays, electrons or neutrons under controlled conditions.
Isotope
A form of an element having the same number of protons (electrically positive particles) but a different number of neutrons from its ordinary state. Most elements exist in more than one form of isotope, and most isotopes are stable (unchanging). Isotopes are typically identified by an element name followed by a number (e.g. Mo-99).

Kinase Inhibitor	A type of enzyme inhibitor that specifically blocks the action of one or more protein kinases.
Mass Spectrometry	The science that measures the masses and relative concentrations of atoms and molecules to determine the make-up of the substance.
Molybdenum-99	The most common isotope used for medical purposes. It is processed into technetium-99m for these purposes.
Nuclear Reactor	A device that initiates and controls a sustained nuclear chain reaction.
Particle Accelerator	A machine that increases the kinetic energy of electrons or protons by accelerating them through electric fields.
Pharmacology	The study of drugs and their origins, nature, properties, and effects on living organisms.
Pre-clinical Studies	Designates those studies generally completed prior to human clinical trials.
Radiation	A process in which energetic particles or waves travel through a medium or space.
Radioisotopes
An isotope that is unstable and returns to a stable state through the release of energy in a process called decay. Nordion processes and distributes radioisotopes for use in medical applications and for sterilization processing.

Radioembolization	A type of selective internal radiation therapy.
Radiofrequency Ablation	A medical procedure where part of the electrical conduction system of the heart, tumor or other dysfunctional tissue is removed using high frequency alternating current to treat a medical disorder.
Radiopharmaceuticals
A specially designed pharmaceutical having as part of its ingredients a minute amount of a radioisotope. After injection or ingestion, the radiopharmaceutical is designed to collect in specific organs or types of cells such as tumor cells.

Substantial Issuer Bid
Substantial Issuer Bid is a process that allows a company to buy back its shares from shareholders. A company offers to repurchase a specific number of shares within a set price range, and shareholders are invited to tender shares during the offer period. Shareholders must specify the lowest price within the range that they are willing to accept. At the end of the offer period, the company collects investor offers and selects the lowest tendered price that allows it to buy the maximum number of shares up to a pre-determined dollar amount. This price becomes the purchase price and all shares that are tendered at or below the purchase price are purchased by the company.

Synthesis	The process of creating a molecule through chemical reaction.
Target	The material that when irradiated produces isotopes.